SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED **January 29, 2002** PE

COMMISSION FILE NUMBER: **(SEC File No: 0-30006)**

SUNGOLD ENTERTAINMENT CORP.
(Translation of registrant's name into English)

#500 - 666 Burrard Street
Vancouver, British Columbia
Canada, V6C 3P6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ **No X**

SEC 1815 (7-91)

c:\documents and settings\administrator\my documents\agm feb 2000 and 2001 and 2002\2002 form 6k re agm filing dated jan 29 2002.doc

Computershare

Computershare Trust Company of Canada
510 Burrard Street, Vancouver, BC V6C 3B9 Tel.: (604) 661-9400 Fax: (604) 683-3694

January 22, 2002

To All Applicable Commissions and Stock Exchanges

Dear Sirs:

Subject: **Sungold Entertainment Corp.**

We confirm that the following material was sent by pre-paid mail on January 21, 2002, to the registered shareholders of the subject Corporation:

1. Notice of Annual General Meeting of Shareholders / Information Circular / Presidents Report for the fiscal year ended August 31, 2001. / Consolidated Financial Statements for the year ended August 31, 2001 / Interim Consolidated Financial Statements for the three months ended November 30, 2001
2. Proxy
3. Supplemental Mailing List Annual Return Card Form
4. Return Envelope

We further confirm that copies of the above mentioned material, together with Supplemental Mail List cards, were sent by courier on January 21, 2002 to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Policy Statement No. 41 regarding shareholder communications.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Adeline Niccoli"
Assistant Account Manager
Stock Transfer, Client Services
Telephone: (604) 661-9473
Fax: (604) 683-3694

/an

cc: Sungold Entertainment Corp.

SUNGOLD ENTERTAINMENT CORP.

500 Park Place, 666 Burrard Street
Vancouver, BC V6C 3P6

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual General Meeting of the shareholders of SUNGOLD ENTERTAINMENT CORP. (the "Company") will be held at The Georgian Court Hotel, 773 Beatty Street, Vancouver, British Columbia, on Friday, February 22, 2002 at 11:00 a.m. for the following purposes:

1. To receive and consider the Report of the Directors.
2. To receive and consider the audited financial statements of the Company for the year ended August 31, 2001 together with the auditors' report thereon.
3. To appoint auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors.
4. To fix the number of directors for the ensuing year at ten.
5. To elect directors for the ensuing year.
6. To approve granting the directors the general authority to grant to directors or senior officers of the Company or a subsidiary, or to employees of a company providing management services to the Company or subsidiary, until the next Annual General Meeting of the Company, incentive stock options to purchase shares in the capital stock of the Company without further shareholder approval.
7. To approve granting the directors the general authority to establish a stock option plan providing for the grant to the Company's directors, officers, employees and permitted consultants of options to purchase common shares in the capital stock of the Company without further shareholder approval.
8. To confirm, ratify and approve the extension by one additional year of all existing outstanding warrants of the Company as at August 17, 2001.
9. To consider and, if deemed advisable, pass the following special resolution:

   "RESOLVED, as a special resolution, THAT:

   1. the Company's memorandum be altered to increase its authorized capital by increasing the number of authorized common shares without par value from 58,875,000 to 100,000,000 shares;
   2. the Board of Directors be authorized, in their sole discretion and without further approval of the members of the Company, to amend this special resolution as may be necessary to comply with any applicable legislation or the policies of such regulatory authorities and to revoke this special resolution before it is acted upon without further approval of the members of the Company."

10. To consider and, if deemed advisable, pass the following special resolution:

    "RESOLVED, as a special resolution, THAT the Articles of the Company be altered by adding thereto a Part 26 entitled "Special Rights and Restrictions" in the form submitted to the meeting."

11. To consider and, if deemed advisable, pass the following special resolution:

    "RESOLVED, as a special resolution, THAT:

    1. the authorized capital of the Company be increased by the creation of 100,000,000 Class "A" Preference shares with a par value of $10 each;
    2. the authorized capital of the Company be increased by the creation of 100,000,000 Class "B" Preference shares with a par value of $50 each;
    3. special rights and restrictions be attached to the Class "A" Preference shares and the Class "B" Preference shares so that the special rights and restrictions attached to the shares in the capital of the Company will be as set out in Part 26 of the Articles of the Company;
    4. paragraph 2 of the Memorandum of the Company be altered to read as follows:

       "2. The authorized capital of the Company consists of 300,000,000 shares divided into:

       (a) 100,000,000 common shares without par value;

       (b) 100,000,000 Class "A" Preference shares with a par value of $10 each; and

       (c) 100,000,000 Class "B" Preference shares with a par value of $50 each.

       The special rights and restrictions attached to the said shares are as set out in the Articles of the Company

    5. the Board of Directors be authorized, in their sole discretion and without further approval of the members of the Company, to amend this special resolution as may be necessary to comply with any applicable legislation or the policies of such regulatory authorities and to revoke this special resolution before it is acted upon without further approval of the members of the Company."

12. To transact such other business as may properly come before the meeting.

Shareholders unable to attend the Annual General Meeting in person are requested to read the enclosed Information Circular and Proxy, and then complete and deposit the Proxy together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof with the Company's transfer agent, Computershare Trust Company of Canada, of 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the meeting or adjournment thereof or with the chairman of the meeting prior to the commencement thereof. Unregistered shareholders who received the Proxy through an intermediary must deliver the Proxy in accordance with the instructions given by such intermediary.

DATED at Vancouver, British Columbia, this 17th day of January, 2002.

ON BEHALF OF THE BOARD OF DIRECTORS

/signed/Anne Kennedy

Anne Kennedy
Secretary

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SUNGOLD ENTERTAINMENT CORP.

INFORMATION CIRCULAR

THIS INFORMATION CIRCULAR CONTAINS INFORMATION AS AT JANUARY 17, 2002.

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of Proxies by the management of SUNGOLD ENTERTAINMENT CORP. (the "Company") for use at the Annual General Meeting (the "Meeting") of the shareholders of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by employees of the Company. The cost of solicitation will be borne by the Company.

COMPLETION AND VOTING OF PROXIES

Voting at the Meeting will be by a show of hands, each shareholder having one vote, unless a poll is requested or required (if the number of shares represented by proxies that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting), in which case each shareholder is entitled to one vote for each share held. In order to approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required (an "ordinary resolution") unless the motion requires a special resolution in which case a majority of 75% of the votes cast will be required.

The persons named in the accompanying Proxy as proxyholders are directors or officers of the Company. **A shareholder or an intermediary holding shares and acting on behalf of an unregistered shareholder has the right to appoint a person (who need not be a shareholder) to attend and act on their behalf at the meeting other than the persons named in the proxy as proxyholders. To exercise this right, the shareholder or intermediary must strike out the names of the persons named in the proxy as proxyholders and insert the name of their nominee in the space provided or complete another proxy.**

A shareholder or intermediary acting on behalf of a shareholder may indicate the manner in which the persons named in the enclosed Proxy are to vote with respect to any matter by marking an "X" in the appropriate space. On any poll required by virtue of 5% or more of the outstanding shares of the Company being represented by proxies at the Meeting that are to be voted against a matter or by a shareholder or proxyholder requesting a poll, those persons will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy provided such directions are certain.

If the shareholder or intermediary acting on behalf of a shareholder wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. **In such instance, the proxyholder, if nominated by management, intends to vote the shares represented by the proxy in favour of the motion.** The enclosed Proxy, when properly signed, also confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may be properly brought before the Meeting. At the time of printing this Circular, the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. If, however, other matters which are not now known to the management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominees.

The Proxy must be dated and signed by the intermediary acting on behalf of a shareholder or by the shareholder or their attorney authorized in writing. In the case of a corporation, the Proxy must be dated and executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

Completed proxies together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof must be deposited with the Company's transfer agent, Computershare Trust Company of Canada of 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the Meeting or adjournment thereof or deposited with the chairman of the Meeting prior to the commencement thereof. Unregistered shareholders who received the proxy through an intermediary must deliver the proxy in accordance with the instructions given by such intermediary.

REVOCATION OF PROXIES

A shareholder who or an intermediary acting on behalf of a shareholder which has given a Proxy has the power to revoke it. Revocation can be effected by an instrument in writing signed by the intermediary or shareholder or their attorney authorized in writing, and, in the case of a corporation, executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and either delivered to the registered office of the Company at Suite 1880, 1055 West Georgia Street, Box 11122, Vancouver, British Columbia, V6E 3P3 any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chairman of the Meeting on the day of the Meeting, prior to the hour of commencement.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting (other than the election of directors).

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has only one class of shares entitled to be voted at the Meeting, namely, common shares. without par value. All issued shares are entitled to be voted at the Meeting and each has one non-cumulative vote. Only those common shareholders of record on January 16, 2002 will be entitled to vote at the Meeting or any adjournment thereof. There were 39,674,543 common shares issued and outstanding as of that date.

To the knowledge of the directors and senior officers of the Company, there are not any persons who beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company which have the right to vote in all circumstances.

ELECTION OF DIRECTORS

It is proposed to fix the number of directors for the following year at ten. This requires the approval of the shareholders of the Company by an ordinary resolution, which approval will be sought at the Meeting.

The Company's management proposes to nominate the persons named in the following table for election as directors of the Company to fill such positions. Each director elected will hold office until the next Annual General Meeting or until the director's successor is duly elected or appointed, unless the director's office is earlier vacated in accordance with the Articles of the Company or the director becomes disqualified to act as a director.

The following information concerning the proposed nominees has been furnished by each of them.

Name and Present Position with the Company	Present Principal Occupation[1]	Previously a Director	Shares Owned[2]
Kim N. Hart[3] President, Chief Executive Officer and Director Canada	44, President and Chief Executive Officer of the Company since May 1, 1998; Vice President of Corporate Affairs of the Company from January 6, 1997 to May 1, 1998; President of Idea Network November 1976 to date.	Since January 6, 1997	4,010,000
Donald R. Harris[3] Chairman of the Board and Director USA	66, President and Chief Executive Officer since October 1997, of TAC International Investments LLC., a private investment Company incorporated in Minnesota; Chairman and CEO of Town's Edge Properties Inc. of Wayzata, Minnesota for past 30 years.	Since January 13, 1998	3,826,600
Anne Kennedy Secretary and Director Director Canada	Corporate Secretary of the Company since December 1, 1999; Consultant to the Company since July 1, 1998.	Since June 1, 1998	483,800

Name and Present Position with the Company	Present Principal Occupation[1]	Previously a Director	Shares Owned[2]
Steven S. Marette[3] Director Canada	38, Operations Manager of Technical Systems Testing North America from April 1999 to July 2000.	Since January 10, 2001	435,000
Peter E. Morgana Director Canada	38, Contract Manager of O&Y Properties Ltd., form January 8, 2001 to present; Director of Facilities Management at Electronic Arts Canada, from May 1999 to September 2000; Director of Facilities and Operations at Knowledge Network, from January 1991 to May 1999.	Since January 10, 2001	375,400
Walter Wolff Director Canada	57, Previously a director of a number of Canadian public and private companies, has owned and operated restaurants, bakeries and food processing facilities for 32 years; former Chef for Kapiski Hotel, Berlin De Bergnes, Geneva, the Queen Elizabeth in Montreal	Since February 16, 2001	200,000
Michael D. Bennett Director United Kingdom	55, Previously a director of 18 companies within the UK firm Ladbroke Group whose interests included racetracks, casinos, betting shops and hotels; In 1998 formed Koala Leisure Limited, a consulting firm specializing in operations and marketing for the gaming and leisure industries; an industry advisor for Boss Media AB, a Swedish public company specializing in developing online casinos.	Since October 25, 2001	100,000
Alan Weinrib Director Ireland	57, Founded Playmate Racing in 1980; Since 1997 consultant to interactive betting sites; President of Easy Bets to August 2001; Director of Sportsspread.com, a spread betting company based in Ireland; Consultant to Nurex.com, a London firm involved in the gaming industry.	Since October 25, 2001	100,000
Jeff Grant Director Canada	33, Systems architecture and database design consultant specializing in knowledge of Oracle database also systems security and performance training consultant for large corporate networks including Wachovia Bank, Bank of Montreal, Human Resource Development of Canada, Oracle, SNV International, Gencor Corp., Amazon.com, Home Hardware, EMI Music Canada, BMG, Nettwerk Records; Bryan Adams, Sarah McLachlan	Since December 21, 2001	250,000

Name and Present Position with the Company	Present Principal Occupation[1]	Previously a Director	Shares Owned[2]
Walter Davidson Director Canada	Chairman of Globatrex Industries Inc.; Former Member of Parliament and Speaker of the House the to the British Columbia Legislature; Former Chairman and CEO of British Columbia Crown Corporation National Corporate Management Inc.;	Since January 15, 2002	400,000

(1) Includes occupations for preceding five years unless the director was elected at the previous Annual General Meeting and was shown as a nominee for election as a director in the Information Circular for that meeting.

(2) The approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as of January 16, 2002.

(3) Member of Audit Committee.

The Company does not have an Executive Committee. Pursuant to the provisions of the *Company Act* (British Columbia) the Company is required to have an Audit Committee whose members are indicated above.

EXECUTIVE COMPENSATION

Unless otherwise noted the following information is for the Company's last completed financial year (which ended August 31, 2001).

Employment Contracts

All of the Company's employment contracts with its executive officers are verbal. The agreements provide for the remuneration of the executive officer summarized below in the Compensation Summary. The agreements may be terminated at the election of the executive officer or the Company on reasonable notice. Bonuses and stock options may be paid or granted in the discretion of the Board of Directors.

Pension Plans

The Company does not have any pension plans.

Compensation of Directors

Other than stock options to purchase shares of the Company which are granted to the Company's directors from time to time, the Company does not have any arrangements pursuant to which directors are remunerated by the Company or its subsidiaries for their services in their capacities as directors, consultants or experts.

Other Remuneration

During the last financial year there was not any other remuneration paid or payable, directly or indirectly, by the Company and its subsidiaries pursuant to any existing plan or arrangement to its directors and, if they earned more than $100,000 per year, executive officers.

Compensation Summary

The following table discloses the compensation paid by the Company during the previous three financial years to its chief executive officer and, if they earned more than $100,000 per year, its four highest paid executive officers:

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name & Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Comp-ensation ($)	Securities Under Options/ SARs [1] Granted (#)	Restricted Shares or Restricted Share Units (#)	LTIP Payouts ($)	All Other Comp-ensation ($)
Kim Hart	1999	Nil	Nil	Nil	150,000	Nil	Nil	$ 84,000
President & CEO	2000	Nil	Nil	Nil	400,000	Nil	Nil	$119,000
	2001	Nil	Nil	Nil	3,559,800	Nil	Nil	$ 84,000

(1) The Company has not granted any stock appreciation rights ("SARs").

Stock Options

The Company may grant stock options to directors and officers of the Company or a subsidiary, or to employees of a company providing management services to the Company, in consideration of them providing their services to the Company or subsidiary. The number of shares subject to each option is determined by the Company's Board of Directors. The options enable such persons to purchase shares of the Company at a fixed price. The option agreements provide that the option can only be exercised by the optionee and only so long as the optionee shall continue in the capacity as a director, officer or employee of the Company or subsidiary or as an employee of the management company and during a period of not more than 90 days after ceasing to be a director, officer or employee (30 days if employed in an investor relations capacity) or, if the optionee dies, one year from the date of the optionee's death. The options are exercisable by the optionee giving the Company notice and payment of the exercise price for the number of shares to be acquired.

The following table discloses the particulars of options to purchase common shares or SARs granted by the Company during the last financial year to its chief executive officer and, if they earned more than $100,000 per year, its four highest paid executive officers:

Option/SAR Grants
During the Most Recently Completed Financial Year

Name	Securities Under Options/ SARs [1] Granted (#)	Percentage of Total Options/SARs[1] Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/ SARs [1] on the Date of Grant ($/Security)	Expiration Date
Kim N. Hart, President & CEO	1,179,900[2]	25.8%	US $0.08	US $0.781	Dec. 7, 2005
	350,000[2]	7.7%	US $0.08	US $0.0938	Dec. 22, 2005
	100,000[2]	2.2%	US $0.12	US $0.12	Jan. 24, 2006
	300,000[2]	6.6%	US $0.11	US $0.11	Jan. 29, 2006
	150,000[2]	3.3%	US $0.11	US $0.11	Feb. 16, 2006
	1,050,000	23.0%	US $0.06	US $0.06	Feb. 28, 2006
	79,900	1.8%	US $0.085	US $0.085	Mar. 5, 2006
	350,000[2]	7.7%	US $0.14	US $0.14	Mar. 26, 2006

(1) The Company has not granted any SARs.

(2) These options have been exercised prior to the date of this Information Circular.

The following are the particulars of stock options granted since the date of commencement of the Company's last completed financial year:

Optionee	No. of Shares	Price per Share	Date Option Granted	Expiry Date	Price Range in 30 Day Period Preceding Date of Granting
Kim N. Hart	1,179,900[1]	US $0.08	December 7, 2000	December 7, 2005	High -$0.1875 Low - $0.0938
Donald R. Harris	300,000[1]	US $0.08	December 7, 2000	December 7, 2005	High - $0.1875 Low - $0.0938
Brian Hayes	50,000[2]	US $0.08	December 7, 2000	December 7, 2005	High - $0.1875 Low - $0.0938
Kim N. Hart	350,000[1]	US $0.08	December 22, 2000	December 22, 2005	High - $0.1406 Low - $0.0625
Steven S. Marette	100,000	US$ 0.15	January 10, 2001	January 10, 2006	High - $0.2031 Low - $0.0625
Peter E. Morgana	100,000	US$0.15	January 10, 2001	January 10, 2006	High - $0.2031 Low - $0.0625
Brian Hayes	50,000[2]	US $0.15	January 10, 2001	January 10, 2006	High - $0.2031 Low - $0.0625
Kim N. Hart	100,000[1]	US $0.12	January 24, 2001	January 24, 2006	High - $0.1875 Low - $0.1094
Kim N. Hart	300,000[1]	US $0.11	January 29, 2001	January 29, 2006	High - $0.1875 Low - $0.1094
Kim N. Hart	150,000[1]	US $0.11	February 16, 2001	February 16, 2006	High - $0.1719 Low - $0.0938
Walter Wolff	100,000	US $0.15	February 16, 2001	February 16, 2006	High - $0.1719 Low - $0.0938
Kim N. Hart	1,050,000	US $0.06	February 28, 2001	February 28, 2006	High - $0.1562 Low - $0.0625
Kim N. Hart	79,900	US $0.085	March 5, 2001	March 5, 2006	High - $0.1562 Low - $0.0625
Kim N. Hart	350,000[1]	US $0.14	March 26, 2001	March 26, 2006	High - $0.1562 Low - $0.0625
Donald R. Harris	300,000	US $0.12	August 10, 2001	August 10, 2006	High - $0.1500 Low - $0.0900
Kim N. Hart	400,000	US $0.11	September 7, 2001	September 7, 2006	High - $0.18 Low - $0.10
Anne Kennedy	50,000	US $0.11	September 7, 2001	September 7, 2006	High - $0.18 Low - $0.10
Kim N. Hart	200,000	US $0.10	October 19, 2001	October 19, 2006	High - $0.10 Low - $0.08
Michael D. Bennett	100,000	US $0.10	October 22, 2001	October 22, 2006	High - $0.13 Low - $0.08
Alan Weinrib	100,000	US $0.12	October 23, 2001	October 23, 2006	High - $0.13 Low - $0.08
Kim N. Hart	200,000	US $0.12	October 23, 2001	October 23, 2006	High - $0.13 Low - $0.08
Kim N. Hart	400,000	US $0.10	November 23, 2001	November 19, 2006	High - $0.15 Low - $0.10
Jeff Grant	100,000	US $0.09	December 20, 2001	December 20, 2006	High - $0.15 Low - $0.08
Anne Kennedy	72,000	US $0.08	January 4, 2002	January 4, 2007	High - $0.10 Low - $0.08
Steven S. Marette	36,000	US $0.08	January 4, 2002	January 4, 2007	High - $0.10 Low - $0.08

Optionee	No. of Shares	Price per Share	Date Option Granted	Expiry Date	Price Range In 30 Day Period Preceding Date of Granting
Peter Morgana	36,000	US $0.08	January 4, 2002	January 4, 2007	High - $0.10 Low - $0.08
Walter Wolff	36,000	US $0.08	January 4, 2002	January 4, 2007	High - $0.10 Low - $0.08
Kim N. Hart	406,764	US $0.08	January 4, 2002	January 4, 2007	High - $0.10 Low - $0.08
Donald Harris	108,000	US $0.08	January 4, 2002	January 4, 2007	High - $0.10 Low - $0.08
Michael Bennett	36,000	US $0.08	January 4, 2002	January 4, 2007	High - $0.10 Low - $0.08
Alan Weinrib	36,000	US $0.08	January 4, 2002	January 4, 2007	High - $0.10 Low - $0.08
Jeff Grant	36,000	US $0.08	January 4, 2002	January 4, 2007	High - $0.10 Low - $0.08
Walter Davidson	136,000	US $0.08	January 15, 2002	January 10, 2007	High - $0.09 Low - $0.08

(1) These options have been exercised prior to the date of this Information Circular.

(2) These options have expired prior to the date of this Information Circular.

The following table discloses the particulars of stock options exercised during the last financial year by the Company's chief executive officer and, if they earned more than $100,000 per year, its four highest paid executive officers:

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year End Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value[1] Realized ($)	Unexercised Options/SARs [2] at Financial Year End Exercisable/ Unexercisable (#)	Value[1] of Unexercised In the Money Options/SARs [2] at Financial Year End Exercisable/ Unexercisable ($)
Kim N. Hart President & CEO	2,829,900	$ 45,819.06	1,129,900	$164,925

(1) Value is the product of the number of shares multiplied by the difference between the closing market price on the relevant date and the exercise price.

(2) The Company has not granted any SARs.

Indebtedness of Directors and Officers

None of the directors, executive officers or senior officers of the Company or persons who were directors, executive officers or senior officers of the Company at any time during the Company's last completed financial year, none of the proposed nominees for election as directors of the Company and none of the associates of such persons are or have been indebted to the Company or its subsidiaries at any time since the beginning of the Company's last completed financial year. Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries.

As at the reporting date of this Information Circular there was not any indebtedness of all current and such former directors, officers and employees to the Company and its subsidiaries and to third parties to which the Company or its subsidiaries have provided a guarantee, support agreement, letter of credit or other similar arrangement or understanding in connection with indebtedness incurred other than for the purchase of the securities of the Company.

INTEREST OF MANAGEMENT AND INSIDERS IN MATERIAL TRANSACTIONS

None of the directors or senior officers of the Company, nor any proposed nominee for election as a director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Company except as disclosed herein except for the following.

REMUNERATION AND APPOINTMENT OF AUDITORS

The persons named in the enclosed Proxy will vote for the appointment of Loewen, Stronach & Co., *Chartered Accountants, of 700 – 2695 Granville Street, Vancouver, British Columbia, as auditors for* the Company to hold office until the next Annual General Meeting of the shareholders, at a remuneration to be fixed by the directors. Loewen, Stronach & Co. were first appointed auditors of the Company on January 17, 1989.

MANAGEMENT CONTRACTS

Management contracts

Pursuant to an agreement dated as of May 1, 2000, Mr. Kim N. Hart ("Hart") of 5775 Hampton Place, Vancouver, British Columbia, agreed to supply management services to the Company's wholly owned subsidiary, Horsepower Network.com Inc. ("Horsepower") at a salary of $7,000 Cdn. per month. Hart is the President, Chief Executive Officer and a Director of the Company. Since the commencement of the Company's last completed financial year a total of $84,000 has been paid or is payable by the Company to Hart for such services.

The Company also has an agreement with Hart pursuant to which Hart has agreed to supply management services to the Company at a salary of $7,000 Cdn. per month. Since the commencement of the Company's last completed financial year, a total of $84,000 has been paid or is payable by the Company to Hart for such services.

Horsepower also has an agreement with Michael Bennett ("Bennett") of Koala Leisure 12A High Street, Datchet SL39EQ, Berkshire, UK, pursuant to which Bennett provides corporate development and management services to Horsepower at a salary of $48,000 per year. Bennett is a director of the Company.

Horsepower also has an agreement with Alan Weinrib ("Weinrib") of One, Old Rectory Park, Taney Road Dundrum, Dublin 14, Ireland, pursuant to which Weinrib agreed to provide marketing and management services to the Company at a salary of $48,000 per year. Weinrib is a director of the Company.

Horsepower also has an agreement with Jeff Grant ("Grant") of 717 - 1045 Haro Street, Vancouver, British Columbia, pursuant to which Grant agreed to provide internet development services to the Company at a salary of $48,000 per year. Grant is a director of the Company.

<u>Administration contract</u>

Pursuant to an agreement dated as of July 1, 1998, as amended April 11, 2000, between the Company and Anne Kennedy ("Kennedy") of #1507 - 1050 Burrard Street, British Columbia, the Company pays $6,500 Cdn. per month to Kennedy in consideration of Kennedy providing investor relations and administration services to the Company. Kennedy is Secretary and a Director of the Company. Since the commencement of the Company's last completed financial year a total of $78,000 has been paid or is payable by the Company to Kennedy for such services.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Incentive Stock Options

At the Meeting approval of the shareholders will be sought for granting the directors the general authority to grant to directors, senior officers, employees, until the next Annual General Meeting of the Company, incentive stock options to purchase shares in the capital stock of the Company at prices fixed by the directors, without further notice or approval of the shareholders.

Stock Option Plan

At the Meeting the Board of Directors of the Company will be seeking general authority to establish an incentive stock option plan (the "Plan"). The purpose of the Plan will be to attract and motivate the directors, officers and employees of the Company and its subsidiaries and the employees of the Company's management company (collectively the "Optionees") and thereby advance the Company's interests by affording such persons with an opportunity to acquire an equity interest in the Company through the stock options. The Plan will authorize the Board of Directors to grant stock options to the Optionees on pre-established terms.

Once the Plan is in place, any options granted or amendments made to options previously granted pursuant to the Plan will not require further shareholder approval.

Extension of Warrants

Pursuant to a resolution of the directors dated August 17, 2001 the Company determined that it was in its best interest to extend by one year all existing outstanding warrants of the Company. The details of such outstanding warrants are as follows:

Name of Warrantholder	Date Granted/ Received	Number of Warrants	Exercise Price (US$)	Old Expiry Date	Cumulative Number Outstanding	New Expiry Date
KIM N. HART	Apr. 20, 2000	400,000	0.33	Apr. 20, 2002	400,000	Apr. 20, 2003
	Jun. 16, 2000	400,000	0.25	May 24, 2002	800,000	May 24, 2003
	Jul. 17, 2000	200,000	0.42	Jun. 28, 2002	1,000,000	Jun. 28, 2003
	Aug. 1, 2000	200,000	0.30	Jul. 31, 2002	1,200,000	Jul. 31, 2003
	Aug. 17, 2000	100,000	0.30	Jul. 31, 2002	1,300,000	Jul. 31, 2003
	Sept. 6, 2000	100,000	0.30	Jul. 31, 2002	1,400,000	Jul. 31, 2003
	Sept. 18, 2000	100,000	0.25	Aug. 29, 2002	1,500,000	Aug. 29, 2003
	Oct. 2, 2000	120,000	0.20	Sept. 21, 2002	1,620,000	Sept. 21, 2003
	Oct. 6, 2000	200,000	0.20	Oct. 12, 2002	1,820,000	Oct. 12, 2003
	Oct. 10, 2000	680,000	0.20	Sept. 21, 2002	2,500,000	Sept. 21, 2003
	Nov. 23, 2000	400,000	0.20	Oct. 12, 2002	2,900,000	Oct. 12, 2003
	Dec. 22, 2000	100,000	0.20	Dec. 22, 2002	3,000,000	Dec. 22, 2003
	Mar. 19, 2001	100,000	0.20	Mar. 23, 2003	3,100,000	Mar. 23, 2004
	Mar. 20, 2001	100,000	0.20	Mar. 23, 2003	3,200,000	Mar. 23, 2004
	Mar. 27, 2001	400,000	0.20	Mar. 23, 2003	3,600,000	Mar. 23, 2004
	Mar. 27, 2001	150,000	0.20	Mar. 23, 2003	3,750,000	Mar. 23, 2004
	Mar. 30, 2001	150,000	0.20	Mar. 23, 2003	3,900,000	Mar. 23, 2004
	Mar. 19, 2001	600,000	0.20	Mar. 19, 2003	4,500,000	Mar. 19, 2004
	May 4, 2001	550,000	0.20	Mar. 29, 2003	5,050,000	Mar. 29, 2004
	May 8, 2001	200,000	0.20	May 8, 2003	5,250,000	May 8, 2004
	May 8, 2001	200,000	0.20	May 8, 2003	5,450,000	May 8, 2004
	May 9, 2001	300,000	0.20	May 8, 2003	5,750,000	May 8, 2004
	May 15, 2001	100,000	0.20	May 8, 2003	5,850,000	May 8, 2004
	May 23, 2001	200,000	0.20	May 8, 2003	6,050,000	May 8, 2004

Name of Warrantholder	Date Granted/ Received	Number of Warrants	Exercise Price (US$)	Old Expiry Date	Cumulative Number Outstanding	New Expiry Date
	Jun. 1, 2001	510,000	0.20	May 29, 2003	6,560,000	May 29, 2004
	Jun. 11, 2001	200,000	0.20	May 29, 2003	6,760,000	May 29, 2004
	Jun. 22, 2001	190,000	0.20	May 29, 2003	6,950,000	May 29, 2004
	Jun. 27, 2001	100,000	0.20	May 29, 2003	7,050,000	May 29, 2004
	Jun. 27, 2001	200,000	0.20	Jun. 27, 2003	7,250,000	Jun. 27, 2004
	Jun. 27, 2001	165,000	0.20	Jun. 27, 2003	7,415,000	Jun. 27, 2004
	Jun. 27, 2001	200,000	0.20	Jun. 27, 2003	7,615,000	Jun. 27, 2004
	Jun. 27, 2001	105,000	0.20	Jun. 27, 2003	7,720,000	Jun. 27, 2004
	Jun. 27, 2001	80,000	0.20	Jun. 27, 2003	7,800,000	Jun. 27, 2004
	Jun. 27, 2001	50,000	0.20	Jun. 27, 2003	7,850,000	Jun. 27, 2004
	Jul. 10, 2001	200,000	0.20	Jun. 27, 2003	8,050,000	Jun. 27, 2004
ANNE KENNEDY	Apr. 20, 2000	50,000	0.33	Apr. 20, 2002	50,000	Apr. 20, 2003
	Oct. 12, 2000	100,000	0.20	Oct. 12, 2002	150,000	Oct. 12, 2003
	Oct. 12, 2000	54,000	0.20	Oct. 12, 2002	204,000	Oct. 12, 2003
DON HARRIS	Oct. 12, 1999	136,000	0.25	Oct. 12, 2001	136,000	Oct. 12, 2002
	Apr. 20, 2000	50,000	0.33	Apr. 20, 2002	186,000	Apr. 20, 2003
	Aug. 24, 2000	240,000	0.30	Aug. 24, 2002	426,000	Aug. 24, 2003
	Sept. 12, 2000	100,000	0.30	Sept. 6, 2002	526,000	Sept. 6, 2003
	Oct. 12, 2000	165,000	0.20	Oct. 12, 2002	691,000	Oct. 12, 2003
DAVID BISSET	Oct. 12, 1999	150,000	0.32	Oct. 12, 2001	150,000	Oct. 12, 2002

At the Meeting, the Company is seeking shareholder confirmation, ratification and approval of such extensions.

Increase In Authorized Capital

Presently the Company's authorized capital consists of 58875,000 common shares without par value of which 39,674,543 shares are issued. In order to ensure that there are sufficient shares reserved for future issuances the Board of Directors proposes to increase the authorized capital to 100,000,000 common shares without par value. Pursuant to the *Company Act* (British Columbia) an increase in the Company's authorized capital requires approval of the shareholders by a special resolution.

Creation of Class "A" and "B" Preference Shares

To permit future preferred share financings, the Board of Directors proposes to increase the Company's authorized capital by creating 100,000,000 Class "A" Preference shares with a par value of $10 each and 100,000,000 Class "B" Preference shares with a par value of $50 each, to attach special rights and restrictions to the preferred classes of shares, and to alter paragraph 2 of the Company's Memorandum to reflect these changes.

The text of the proposed special rights and restrictions is reproduced as a schedule to this Information Circular. Pursuant to those special rights and restrictions the Board of Directors are empowered to attach further special rights and restrictions to the Preference shares.

Under the *Company Act* (British Columbia), the creation of the Class "A" and Class "B" Preference shares, the attaching of special rights and restrictions thereto and the alteration of the Company's Memorandum to reflect such changes requires the approval of the shareholders of the Company by a special resolution.

Other Matters

The management does not know of any other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the Proxy.

DATED at Vancouver, British Columbia, this 17th day of January, 2002.

ON BEHALF OF THE BOARD OF DIRECTORS

/signed/Kim N. Hart

Kim N. Hart
President and Chief Executive Officer

/signed/Anne Kennedy

Anne Kennedy
Secretary

F:\Client Files\3700-3799\3775\06-AGM-Feb 22, 2001\InfoCirc.Final.doc

PART 26

SPECIAL RIGHTS AND RESTRICTIONS

26.01 The Class "A" Preference shares and the Class "B" Preference shares of the Company shall have the rights and shall be subject to the restrictions, conditions and limitations as follows:

(a) The directors may issue Class "A" Preference shares in one or more series;

(b) The directors may alter by resolution the Memorandum of the Company to fix the number of shares in, and to determine the designation of the shares of, each series of Class "A" Preference shares, by resolution;

(c) The directors may alter by resolution the Memorandum of the Company or these Articles or both to create, define and attach special rights and restrictions to the shares of each series of Class "A" Preference shares, subject to the special rights and restrictions attached to the Class "A" Preference shares by this Part;

(d) Where shares of one or more series of Class "A" Preference shares are entitled to cumulative dividends, and where cumulative dividends in respect of a series of Class "A" Preference shares are not paid in full, the shares of all series of Class "A" Preference shares entitled to cumulative dividends shall participate rateably in respect of accumulated dividends in accordance with the amounts that would be payable on those shares if all the accumulated dividends were paid in full;

(e) Where amounts payable on a winding-up, or on the occurrence of any other event as a result of which the holders of the shares of all series of Class "A" Preference shares are then entitled to return of capital, are not paid in full, the shares of all series of Class "A" Preference shares shall participate rateably in a return of capital in respect of Class "A" Preference shares in accordance with the amounts that would be payable on the return of capital if all amounts so payable were paid in full;

(f) No special rights or restrictions attached to a series of Class "A" Preference shares shall confer on the series priority over another series of Class "A" Preference shares then outstanding respecting:

(i) dividends, or

(ii) return of capital:

(A) on winding-up, or

(B) on the occurrence of another event that would result in the holders of all series of Class "A" Preference shares being entitled to a return of capital;

(g) A directors' resolution pursuant to paragraphs (a), (b) or (c) may only be passed prior to the issue of shares of the series to which the resolution relates, and after the issue of shares of that series, the number of shares in, the designation of and the special rights and restrictions attached to, that series may be added to, altered, varied or abrogated only pursuant to Sections 224, 225, 230 or 231 of the Company Act, as the case may be;

(h) Except as expressly provided in the special rights, or restrictions which the directors may create, define or attach to any series of Class "A" Preference shares, shares of a series of Class "A" Preference shares shall not confer on the holders thereof any right to notice of or to be present or to vote, either in person or by proxy, at any general meeting other than a separate meeting of the holders of the Class "A" Preference shares, or of the holders of shares of a series of the Class "A" Preference shares, as the case may be;

(i) All of the provisions of this Part with respect to the Class "A" Preference shares shall apply, mutatis mutandis, to the Class "B" Preference shares, as if set out here in full;

(j) Except as expressly provided in the special rights or restrictions which the directors may create, define or attach to any series of Class "A" Preference shares or Class "B" Preference shares, the directors may declare

dividends with respect to the common shares only or with respect to any series of Class "A" Preference shares only or with respect to any series of Class "B" Preference shares only or with respect to any combination of two or more such classes or series of classes only.

26.02 Except as hereinafter provided, in the event of the liquidation, dissolution or winding-up of the Company or any distribution of its assets for the purpose of winding-up its affairs, after the payment of dividends declared but unpaid, the holders of the Class "A" Preference shares and the Class "B" Preference shares shall be entitled pari passu to be paid such amount as the special rights and restrictions attaching to such shares shall provide, and in the absence of any express provision with respect thereto the amount of capital paid up in respect thereof per share for each Class "A" Preference share and each Class "B" Preference share held by them, out of the assets of the Company in preference to and with priority over any payment or distribution of any capital asset or monies among the holders of any common shares of the Company, and after payment to the holders of the Class "A" Preference shares and Class "B" Preference shares of the amount so payable to them they shall not be entitled to share in any other distribution of the property or assets of the Company. The foregoing provisions of this Article 26.02 shall apply to all Class "A" Preference shares and Class "B" Preference shares, except as expressly provided in the special rights and restrictions which the directors may create, define or attach to any series of Class "A" Preference shares or Class "B" Preference shares.

PRESIDENTS' REPORT

for the fiscal year ended August 31, 2001

STATUS OF PROJECTS

Horsepower Broadcasting Network Inc. (HBN) and Horsepower Broadcasting International (HBN Limited)

Sungold controls the North American and international internet rights, title and interest in the Horsepower TM animated, equal chance wagering, virtual, horseracing system. The Horsepower Game ("Horsepower" TM) operates on the internet and through licensed operators by Horsepower Broadcasting International (HBN) Limited, a subsidiary company 100% owned and controlled by Sungold. Horsepower is an exciting animated horseracing game which is viewed on a video monitor. Players can win small prizes or multimillion-dollar jackpots from a $2 wager.

The current revenue for online wagering both in North America and in legal internet jurisdictions is estimated to be $2,000,000,000 annually. **More importantly however, is the $700,000,000,000 world wide lottery market which Horsepower will aggressively compete with for market share.** Sungold has the exclusive perpetual right and license to market the game, sub license Horsepower, sell commercial sponsorships, advertising and other promotional materials in connection with the use of the technology. This includes the rights to all intellectual property including copyrights, patents and trademarks on the worldwide internet

Sungold as part of a permanent agreement with pay New Gaming Generation Pty. Ltd. ("New Gaming") of Victoria, Australia will pay a 15% interest in the net revenues of the Horsepower Game, as well as 250,000 common shares of Sungold once $500,000 in net revenues is generated from Horsepower.

On January 10, 2001 the Board of Directors voted to change the name to ***Horsepower Broadcasting Network Inc.*** (HBN).

- During this fiscal year, Sungold assisted its wholly owned subsidiary Horsepower Broadcasting International (HBN). Horsepower's TM 24x7 US dollar virtual racing site is operating on Kahnawakee territory.
- A system upgrade is currently underway to add a traditional Chinese wagering format for both internet and racetrack applications. HBN is assisting by providing technical support in software development, graphics creation, translation services, security back up, licenses, computer hardware, wagering systems and establishing 24x7 hosting operations
- All order processing is being outsourced to leading international payment processing providers, Surefire Payment Systems. Horsepower Systems Management, Horsepower Call Center and Horsepower Security are internally managed by Horsepower Broadcasting International (HBN) Limited.
- An advertising/affiliate marketing network has being established to develop the Horsepower TM game and create awareness of Sungold as a company. The HP2 Chinese version is operational.
- Horsepower TM operates for US dollar wagering purposes on the internet for persons verifying to be of age 21 or over.
- Horsepower2 TM began operations June 18, 2001 as a US dollar Beta test site "www.Horsepower2.com".

- Legal protection is an ongoing priority for Horsepower TM. All developments in Horsepower TM will be defended through an aggressive patent, trademark and copyright program. Horsepower TM has trademark applications in Canada, USA, Hong Kong and Europe for the names Horsepower and Quick6.

Licensing

Horsepower applied for and was granted a temporary license to operate the Horsepower Equal Chance Virtual Horse Racing game on the internet operating from Kahnawakee Territory in June 2001, Horsepower Broadcasting International (HBN) Ltd. received a permanent license from the Kahnawakee Gaming Commission (KGC) in December 2001.

International Innovator Award

In November 2001 Horsepower2 was awarded the International Innovator Award at the Fifth Annual International Gaming Law that was held in Dublin, Ireland. The game was also featured on the front page of Thoroughbred Times Magazine (America's premier weekly Thoroughbred magazine) on September 23, 2001. Horsepower Management then decided that the game was ready for marketing and on January 15, 2002, Horsepower2 launched an extensive marketing campaign with doubleclick.com and SINA.com. The initial focus of the marketing campaign will be in Southeast Asia. Horsepower has hired a sales director for Southeast Asia (Louis Hop Lee) and public relations contract has been given to Laykin Communications of Hong Kong.

Horsepower US dollar Beta Test Results

Between June 18, 2001 and August 31, 2001, Horsepower generated gross audited revenues before jackpot prices, licensing, payment processing and testing fees of US dollar $365,597.88. Net audited revenues were US dollar $12,428.00 Traffic to the www.horsepower2.com site grew from lees than 1,000 hits per day to over 30,000 per day during the six month beta test period of June 18, 2001-December 17,2002.

Expressions of interest

On January 16, 2002, Sungold received a substantial expression of interest from a substantial potential joint venture partner. Negotiations have not yet begun with this party.

Vancouver Thoroughbred Park

In 2001, Sungold has offered to enter into a long-term lease for the racetrack and grandstands at Hastings Park in East Vancouver. Sungold has notified the BC Racing Commission that the Company intends to apply for 112 racing days subject to being awarded a long term lease with the City of Vancouver to operate live racing at the Hastings Park facility. Sungold has a team with extensive development, financing and operations expertise as well as local operators and architects that will work to revive BC's proud racing heritage. Sungold proposes to renovate the Hastings Park facility in conjunction with the construction of a one mile thoroughbred training

center in Richmond. This proposal includes a 15% purse increase for all horse persons and a fresh new emphasis on the core live racing product. This proposal would not involve slot machines but it is anticipated that government approvals will be necessary for Horsepower2 to be included at the Hasting Park Thoroughbred racetrack and for Sungold to justify the ambitious business model in a tough racing environment..

The $24,000,000 USD financing agreement with TAC International Investments LLC will be used for racetrack development in BC. The Letter of Intent between Sungold and T.A.C. International for the option to purchase 6 million shares of Sungold common for $4 US per shares was extended to October 2002.
Sungold has also renewed its' option for the 227 acre Gilmore property. The Company expects the Agricultural Land Reserve (ALR) issues that held back the Richmond Racetrack will be eliminated by building a conforming world class horse training and auction centre. The Sungold team is prepared to work closely with the Cities of Vancouver and Richmond to provide the capital and expertise to restore BC's proud live horse racing heritage. Sungold feels it is essential to begin the trend to export the BC product to the world in the tradition of all great racing centres.

Richmond Thoroughbred Training Center (RTTC)

Sungold has an option to acquire 227 acres of land in Richmond, British Columbia. Management plans to develop this land into an international-class thoroughbred training/auction facility. The proposed facility is anticipated to include state of the art backstretch facilities, a 30,000 square foot Equine Therapy center, riding trails and an equine sales pavilion. Sungolds' architects have planned and designed new racing facilities ranging from the modernization of historic tracks like Churchill Downs and Saratoga, to the construction of new racing complexes, including Emerald Downs, Remington Park, Canterbury Downs and the Meadowlands, and won an international design competition for the Singapore Turf Club.

Agreements Related to Richmond Thoroughbred Training Center
In September, 2000 Sungold renegotiated its option with A.C. Gilmore & Sons (Farms) Ltd. regarding development of the Gilmore Farms 227 acres for the RTTC. The new agreement gives Sungold the option to purchase 100% of the shares of A.C. Gilmore & Sons (Farms) Ltd. for $20,992,490 CDN until February 23, 2002.

- Sungold engaged Hunter Interests of Maryland and Racing Resource Group of Colorado to prepare a study of the British Columbia thoroughbred industry.
- Sungold engaged Lea and Associates to produce a traffic study. Lea and Associates subsequently met with the Ministry of Transportation and Highways and confirmed that a Richmond traffic plan to access the freeway at Nelson and No. 8 Road is consistent with the strategic plans of BC Transportation and Highways.
- Sungold engaged Ewing, Cole, Cherry and Brott (North America's leading racetrack designer) as the master planner and executive racetrack architect. Ewing, Cole, Cherry and Brott has provided Sungold consulting services related to site selection and market analysis and prepared preliminary designs.

- BC Soil Scientists Eveco Consultants prepared an agricultural assessment of the Gilmore Land for management. The agricultural assessment indicates that the intended use of the Gilmore Property is consistent with the agricultural capability of the surrounding areas and is projected to realize benefits for both local and regional agricultural development.
- Management engaged Marketrend Research to conduct a survey of Richmond residents and a second survey of Greater Vancouver residents to assess public opinion of the Richmond proposed project. The Marketrend results indicate that 70% of those in Richmond with an opinion supported a racetrack proposal on the Gilmore Farm site in Richmond. The public support of Greater Vancouver residents indicates a higher level of approval.
- Sungold has engaged P.C.L. Constructors to act as the general contractor for RTTC. P.C.L. is Canada's leading building contractor and has successfully constructed major arenas, equine centres and racetracks.
- Sungold has retained Eikos Planning Inc. to provide consulting services with the City of Vancouver and all Provincial Agencies affected by the racetrack development proposal .Eikos' principle, Art Cowie, is a former Vancouver Parks Board commissioner,Provincial Member of the Legislature and Art is considered a leader in the planning and design of "Urban People Places"

SafeSpending Project

In May 2001, the Company signed an agreement for the acquisition of the entire world wide right, title and interest to the internet payment system technology of SafeSpending Services Inc. ("SafeSpending"). The SafeSpending internet payment system is a prepaid spending system that uses a unique and personalized PIN number which can be used to make purchases online from merchants and individuals.

The acquisition agreement with SafeSpending includes all copyrights, trademarks, source codes and SafeSpending's intellectual property. The former CEO of SafeSpending has been retained to work under contract to Sungold during the transition phase. Under the terms of the agreement the Company has agreed to pay a 7.5 percent royalty of net revenue relating to the technology and the 330,000 common shares of the Company upon the Company or it's subsidiary Horsepower Broadcasting Network Inc. receiving $1,000,000 in net revenue from operation, sale or license of the technology. In 2001 Sungold has been negotiating for joint venture partners to distribute SafeSpending through retailers(land based)on a world wide basis.

Gun Lake Casino Project

Since 1984, Sungold provided financial support and assistance as per the agreements between Sungold and the Gun Lake Indian Band towards the completion of the Federal Acknowledgment Process, which established the Gun Lake Band as a Federally Recognized Indian Tribe.

Currently, Sungold has filed a comprehensive lawsuit in the Michigan courts against the Gun Lake Band, the corporate arm of the Gun Lake Band and various leaders of the Gun Lake Band. The litigation arises out of notification in February, 1999 that the Gun Lake Band will not honor its agreement with Sungold's American subsidiary. Sungold and its American subsidiary are seeking damages totaling in excess of $447,800,000,

The trial court dismissed the lawsuit on the basis of the Defendants' claim of sovereign immunity. On January 15, 2002, the company appeal was heard by a panel of judges in the Michigan Court of Appeal. Sungold is expecting the panels' decision regarding the Gun Lake Appeal in the second quarter of the 2001-2002 financial year.

CORPORATE DEVELOPMENTS

- Currently, Sungold has 20 active market markers on the OTC Bulletin Board.
- Sungold began trading on the Frankfurt Stock Exchange (FSE) on August 27, 2001.
- Horsepower received a temporary gaming license in June 2001 and in December 2001, Horsepower was awarded a permanent gaming license by the KGC.

Management Changes

As at January 17, 2002 the following persons were directors and/or executive officers of Sungold:

Name	Position with Sungold
Kim N. Hart*	Director, President and Chief Executive Officer
Donald R. Harris*	Director and Chairman of the Board
Anne Kennedy	Director and Corporate Secretary
Kenneth Chan	Director
Steven Marette*	Director
Peter Morgana	Director
Walter Wolff	Director
Mike Bennett	Director
Alan Weinrib	Director
Jeff Grant	Director
Walter Davidson	Director

* Audit Committee Member

The following is a brief biographical information on each of the officers and directors listed above:

Kim N. Hart, age 45, has served as President and Chief Executive Officer since May 1, 1998 and as a director of Sungold since May 1, 1998. Mr. Hart has 25 years experience in

management, marketing, and real estate development and in financing public and private companies. Mr. Hart is a past director and Vice-President of the Horsemen's Benevolent and Protective Association of British Columbia, active in the Richmond Asian Pacific Business Association, Canadian Chamber of Commerce and the American Chamber of Commerce.

Donald R. Harris, age 67, has served as a director of Sungold since January 13, 1998 and Chairman of the Board since December 1999 . Mr. Harris is the President and CEO of TAC International Investment LLC, a private investment company, and the Chairman of the Board and CEO of Town's Edge Properties, Inc., a developer of multiple residential and commercial properties, for over 31 years. Town's Edge is the managing entity for 20 real estate investment general and limited partnerships worth in excess of US$80 million.

Anne Kennedy has served as Corporate Secretary since December 1, 1999 and as a director of Sungold since June 1, 1998. Ms. Kennedy has over 20 years experience as a Realtor, co-owner of a private insurance firm and as a budget analyst for a major oil company. Ms. Kennedy has been providing regulatory reporting, office management and shareholder communications for Sungold.

Kenneth Y.B. Chan, age 53, has served as a director of Sungold on September 28, 1999. Mr. Chan has been involved in Asian banking, international finance and real estate development for over 20 years. Mr. Chan is a director of Tourism Richmond, a member of the Richmond Asian Pacific Business Association, a member of the Canada China Business Council, Hong Kong Canada Business Association, the Chinese Entrepreneurs Association of Canada and the International United Business Association. Mr. Chan has a MBA from Dalhousie University.

Steven Marette, age 39, was appointed director of Sungold on January 10. 2001. Mr. Marette served as the Operations Manager of Technical Systems Testing North America (TST), a consulting firm specializing in internet and land based gaming system testing. Mr. Marette is currently a Managing Director of an internationally focused consulting business, M2Works Corporation, which is built on over 13 years of industry experience specializing in online gaming technologies, software development, ISO quality systems, regulatory compliance, e-commerce security and project management. Some of Mr Marette's accomplishments include being Project Manager in charge of the implementation of the Antiguan Government's Technical Standards for Internet Gaming, which is the largest online gaming jurisdiction in the world.

Peter Morgana, age 39, was appointed director of Sungold on January 10, 2001. Mr. Morgana has 15 years of experience managing logistics and operations with high technology companies, specifically concentrating in the areas of facilities and construction project management, corporate real estate, purchasing, publishing services and materials management. Mr. Morgana currently holds a senior position with O&Y Properties Ltd. and is a Managing Director of M2 Works Corporation, a company actively identifying, developing and assisting the operations of online entertainment and gaming opportunities. Mr. Morgana recently served as Director of Facilities Management for Electronic Arts Canada and Director of Facilities and Operations for the Knowledge Network in Discovery Place, a high technology business park in Burnaby, BC.

Walter Wolff, age 57 was appointed director of Sungold on February 16, 2001. Mr. Wolff has owned and operated restaurants, bakeries and food processing facilities for 32 years. European trained Mr. Wolfe has been the Chef for some of the world's most renowned establishments such as the De Bergues in Geneva, the Queen Elizabeth in Montreal and as the Head Chef for Expo '67 in Montreal, Canada. Walter has served as a director on a number of Canadian public and private companies.

Michael Bennett, age 55 was appointed director of Sungold on October 16, 2001. Previously a director of 18 companies within the UK firm Ladbroke Group whose interests included racetracks, casinos, betting shops and hotels. In 1998 formed Koala Leisure Limited, a consulting firm specializing in operations and marketing for the gaming and leisure industries; an industry advisor for Boss Media AB, a Swedish public company specializing in developing online casinos.

Alan Weinrib, age 57 was appointed director of Sungold on October 25, 2001. Founded Playmate Racing in 1980. Since 1997 - President of Easy Bets to August 2001. Director of Sportspread.com, a spread betting company based in Ireland. Consultant to Nurex.com, a London firm involved in site hosting and management to the gaming industry.

Jeff Grant, age 33 was appointed director of Sungold on December 20, 2001. Systems architecture and database design consultant specializing in knowledge of Oracle database also systems security and performance training consultant for large corporate networks including Wachovia Bank, Bank of Montreal, Human Resource Development of Canada, Oracle, SNV International, Gencor Corp., Amazon.com, Home Hardware, EMI Music Canada, BMG, Nettwerk Records, Bryan Adams, Sarah McLachlan.

Walter Davidson, was appointed director of Sungold on January 10, 2002. Chairman of Globatrex Industries Inc.(NASDAQ) ; former Member of Parliament and Speaker of the House to the British Columbia Legislature; former Chairman and CEO of British Columbia Crown Corporation National Corporate National Corporate Management Inc.

Financing

The following is a summary of Sungold's financing activities during the fiscal year ending August 31, 2001:

Sungold issued **12,278,800** common shares pursuant to private placements, the exercise of share purchase warrants, and the exercise of incentive share purchase options for CAD **$2,387,027**.

Respectfully Submitted,

SUNGOLD ENTERTAINMENT CORP.

Per: *"Kim N. Hart"*
Kim N. Hart
President & CEO

January 17, 2002

This Directors' Report contains forward-looking statements regarding future events. Forward-looking statements address future events and conditions based on the opinions and estimates of management and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. The reader is cautioned not to place undue reliance on forward-looking statements.

SUNGOLD ENTERTAINMENT CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2001

(A Development Stage Company)

(Presented in Canadian Dollars)

Loewen, Stronach & Co.
Chartered Accountants

LOEWEN, STRONACH & CO.
Chartered Accountants

AUDITORS' REPORT

To The Shareholders of Sungold Entertainment Corp.:

We have audited the consolidated balance sheet of Sungold Entertainment Corp. as at August 31, 2001 and August 31, 2000 and the consolidated statements of loss and deficit and cash flow for the years ended August 31, 2001, 2000 and 1999. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

With respect to the financial statements for the year ended August 31, 2001, we conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. With respect to the financial statements for each of the years in the two year period ended August 31, 2000, we conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at August 31, 2001 and August 31, 2000 and the results of its operations and cash flow for the years ended August 31, 2001, 2000 and 1999 in accordance with Canadian generally accepted accounting principles which differ in certain respects from United States generally accepted accounting principles (refer to Note 12). As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

Loewen Stronach & Co
Chartered Accountants

Vancouver, BC

December 18, 2001

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as described in Note 1 to the financial statements. Our report to the shareholders dated December 18, 2001 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

Loewen Stronach & Co.
Chartered Accountants

Vancouver, BC, Canada
December 18, 2001

SUNGOLD ENTERTAINMENT CORP.

CONSOLIDATED BALANCE SHEET

AUGUST 31, 2001

(A Development Stage Company)
(Presented in Canadian Dollars)

	2001 $	2000 $
ASSETS		
CURRENT ASSETS		
Cash	104,194	56,546
Prepaid expenses and deposits	45,767	41,049
	149,961	97,595
PRE-DEVELOPMENT COSTS (Note 4)	2,894,225	3,038,441
CAPITAL ASSETS (Note 5)	695,716	364,869
	3,739,902	3,500,905
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	115,710	136,688
Obligation under capital leases (Note 6)	16,037	-
	131,747	136,688
OBLIGATION UNDER CAPITAL LEASES (Note 6)	36,687	-
	168,434	136,688
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 7)	13,768,636	11,377,305
DEFICIT	(10,197,168)	(8,013,088)
	3,571,468	3,364,217
	3,739,902	3,500,905

APPROVED BY THE DIRECTORS:

_______________ Director

_______________ Director

(See accompanying notes to financial statements)

SUNGOLD ENTERTAINMENT CORP.

CONSOLIDATED STATEMENT OF LOSS AND DEFICIT

FOR THE YEAR ENDED AUGUST 31, 2001

(A Development Stage Company)
(Presented in Canadian Dollars)

	2001 $	2000 $	1999 $
REVENUE			
Sales	12,428	-	-
Foreign exchange gain (loss)	12,098	18,438	(18,372)
Interest income	2	6	210
	24,528	18,444	(18,162)
EXPENSES			
Advertising and promotion	714,709	701,109	136,189
Management fees	246,000	186,500	151,000
Internet services	151,791	-	-
Amortization	142,669	52,388	1,458
Professional and consulting fees	118,716	98,061	171,857
Investor relations	93,927	18,405	11,724
Travel and conferences	77,504	114,240	46,239
Office and miscellaneous	70,096	45,753	32,150
Insurance	51,449	42,086	28,333
Office rent and services	48,990	49,248	43,527
Transfer agent and filing fees	24,916	23,789	17,931
Interest and bank charges	4,149	988	773
Internet on capital leases	3,118	-	-
	1,748,034	1,332,567	641,181
Write-down of pre-development costs and investment	460,574	-	-
	2,208,608	1,332,567	641,181
LOSS	2,184,080	1,314,123	659,343
DEFICIT – beginning	8,013,088	6,698,965	6,039,622
DEFICIT – ending	10,197,168	8,013,088	6,698,965

(See accompanying notes to financial statements)

SUNGOLD ENTERTAINMENT CORP.

CONSOLIDATED STATEMENT OF CASH FLOW

FOR THE YEAR ENDED AUGUST 31, 2001

(A Development Stage Company)
(Presented in Canadian Dollars)

	2001 $	2000 $	1999 $
OPERATING ACTIVITIES			
Loss	(2,184,080)	(1,314,123)	(659,343)
Items not involving cash:			
Amortization	142,669	52,388	1,458
Write-down of pre-development costs and investment	460,574	-	-
	(1,580,837)	(1,261,735)	(657,885)
Cash provided by changes in non-cash working capital items:			
Prepaid expenses and deposits	(4,718)	(5,362)	89,848
Accounts payable and accrued liabilities	(20,977)	58,852	(4,141)
	(1,606,532)	(1,208,245)	(572,178)
INVESTING ACTIVITIES			
Pre-development costs	(316,358)	(623,872)	(659,933)
Acquisition of capital assets	(416,489)	(409,936)	(7,401)
	(732,847)	(1,033,808)	(667,334)
FINANCING ACTIVITIES			
Repayment of capital leases liability	(4,304)	-	-
Issuance of shares	2,391,331	2,182,351	1,044,358
	2,387,027	2,182,351	1,044,358
INCREASE (DECREASE) IN CASH	47,648	(59,702)	(195,154)
CASH – beginning	56,546	116,248	311,402
CASH – ending	104,194	56,546	116,248

Notes to statement of cash flow:

1) Cash consists of balances with banks
2) Interest and income taxes paid:

	2001	2000	1999
Interest paid	7,267	988	773
Income taxes paid	-	-	-

3) During the year, computers were acquired under capital leases at an aggregated cost of $62,378 of which $57,028 was financed by three capital leases with down payments totalling $5,350. Other computer equipment and software were purchased for $411,139.

(See accompanying notes to financial statements)

SUNGOLD ENTERTAINMENT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2001

(A Development Stage Company)
(Presented in Canadian Dollars)

Note 1 GOING CONCERN AND NATURE OF OPERATIONS

Sungold Entertainment Corp. (the "Company") is incorporated in the Province of British Columbia under the Company Act (British Columbia), and its principal activity is developing and promoting horseracing, virtual horseracing and other internet related products. To date, the Company has not earned significant revenues and is considered to be in a development stage.

The recoverability of the amounts shown for pre-development costs is dependent on the Company to obtain necessary financing to successfully complete their development and the ability to operate profitably in the future. The Company plans to meet anticipated financing needs in connection with its obligations by the exercise of stock options, share purchase warrants, and through private placements, public offerings or joint-venture participation by others.

These consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Currently the Company's shares are trading in the United States on the O.T.C. bulletin board and on the Frankfurt Stock Exchange, Germany as of August 27, 2001.

Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Commitments and Contingencies

The Company's activities are subject to various governmental laws and regulations relating to horseracing, internet animated horseracing and gaming entertainments. These regulations are continually changing and generally becoming more restrictive. The Company believes its operations comply in all material respects with all applicable laws and regulations.

b) Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Sungold Entertainment USA, Inc., Horsepower Broadcasting Network Inc. and Horsepower Broadcasting Network (HBN) International Ltd. All inter-company transactions and balances have been eliminated.

c) Translation of Foreign Currencies:

Accounts recorded in foreign currency have been converted to Canadian dollars as follows:

- Current assets and current liabilities at exchange rates at the end of the year;
- Other assets at historical rates;
- Revenues and expenses at the average rate of exchange for the month incurred.

Gains and losses resulting from the fluctuation of foreign exchange rates are included in the determination of income.

... /2

(Presented in Canadian Dollars)

Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

d) Pre-development costs

The cost of each pre-development project is capitalized until commercial production is established. If management determines that a project is not economically viable, the property and related deferred expenditures are written off.

The costs deferred at any time do not necessarily reflect present or future values. The ultimate recovery of such amounts depends on the Company successfully developing and commencing the project.

e) Capital Assets and Amortization

Capital assets are recorded at cost with amortization provided on a declining balance as follows:

Computer equipment	30%
Computers under capital leases	30%
Internet software	20%

The above rate has been utilized to reflect the anticipated life expectancy. In the year of acquisition only one-half the normal rate is applied.

f) Income Taxes

In December 1997 the Canadian Institute of Chartered Accountants issued Handbook Section 3465, Accounting for Income Taxes, which requires a change from the deferral method of accounting for income taxes to the liability method of accounting for income taxes effective January 1, 2000. Since the Company has no history of profits, management believes that it is more likely than not that any of the future tax assets will not be realized and therefore has provided a full valuation allowance against the future tax assets. Accordingly, there is no future tax asset or liability recorded for any year.

g) Stock-based Compensation Plans

The Company has a stock-based compensation plan, which is described in Note 7 a). No compensation expense is recognized for these plans when stock options are issued to members of the Board of Directors. Any consideration paid by members of the Board of Directors upon exercise of stock options is recorded as an increase to share capital.

... /3

(Presented in Canadian Dollars)

NOTE 3 PRE-DEVELOPMENT COSTS

a) Gun Lake Indian Band project

In 1994 the Company entered into an agreement with the Gun Lake Indian Band ("Band") in Michigan, USA to develop and manage a full service casino and gaming operation.

The Company had filed a comprehensive lawsuit in the Michigan courts against the Band. The litigation arose out of notification that the Band would not honour its agreement with the Company. The Company sued for specific performance and is seeking damages of $447,800,000. The trial court dismissed the lawsuit on the basis of the Defendants' claim of sovereign immunity. The Company is appealing that decision before the Michigan Court of Appeals, which has appointed a mediator (see note 11 h - Subsequent Events).

	2000 Balance $	Additions $	2001 Balance $
Consulting and legal fees	1,004,622	31,546	1,036,168
Contractual obligation	520,117	-	520,117
Travel and lodging	213,432	-	213,432
	1,738,171	31,546	1,769,717

b) Toledo Beach project

In April 2000, the Company renegotiated its option to acquire approximately 243 acres at Toledo Beach, Michigan, USA. The option allowed the Company to acquire the 243 acres by May 15, 2001(expired) for US $733,115 and by agreeing to pay an additional US$1,400,000 by June 15, 2001 (expired). The Company decided not to exercise the option and has written off the project.

	2000 Balance $	Additions $	Write-off $	2001 Balance $
Consulting fees	96,116	33,448	(129,564)	-
Option extensions and other	270,487	60,523	(331,010)	-
	366,603	93,971	(460,574)	-

... /4

(Presented in Canadian Dollars)

NOTE 3 PRE-DEVELOPMENT COSTS (continued)

c) Richmond/Vancouver Horseracing project

In September 2000, the Company renegotiated to extend the agreement with a party who is interested in the Richmond horse training complex project. The agreement set out the intention of both parties that upon the Company receiving the appropriate permission from the City of Richmond, BC and from the province of British Columbia to develop the project, the interested party would purchase 6 million common treasury shares of Sungold Entertainment Corp. at US$4.00 per share by way of a private placement. The agreement has been extended to October 1, 2001 (see note 11 d - Subsequent Events).

In December 2000, the Company offered to enter into a long-term lease for the racetrack and grandstands at Hastings Park in Vancouver, British Columbia, Canada. The Company notified the B.C. Racing Commission that the company intends to apply for 112 racing days at Hastings Park Racetrack in Vancouver, BC, subject to being awarded a long-term lease with the City of Vancouver to operate live racing at the Hastings Park facility. The Company plans to renovate the Hastings Park facility in conjunction with the construction of a one mile thoroughbred training centre in Richmond. This proposal includes a 15% purse increase for all horse owners and a fresh new emphasis on the core live racing product.

In August 2001, the Company renegotiated its option to purchase 227 acres in Richmond, British Columbia, Canada for the purpose of developing a horse training complex, subject to approval of all zoning and regulatory authorities. The revised agreement gives the Company the option to purchase 100% of the shares of A.C. Gilmore & Sons Ltd., the owner of the property, for CDN $20,992,490 until February 28, 2002.

	2000 $	Additions $	2001 $
Consulting and legal fees	739,447	61,767	801,214
Option fee	125,000	21,447	146,447
Architectural fees	32,752	-	32,752
Other direct costs	19,353	580	19,933
	916,552	83,794	1,000,346

... /5

(Presented in Canadian Dollars)

NOTE 3 PRE-DEVELOPMENT COSTS (continued)

d) Horsepower™ Software Development project

On September 15, 1999, the Company incorporated a wholly owned subsidiary, Horsepower Broadcasting Network Inc. ("HBN") in the Province of British Columbia under the Company Act (British Columbia), and its principal activity is developing internet wagering and payment processing software. On March 22, 2000, the subsidiary name changed to Horsepower Network.com Inc., and on January 25, 2001, the subsidiary name changed to Horsepower Broadcasting Network Inc.

The Company negotiated the North American gaming and racetrack rights and International internet rights to the Horsepower™ equal chance wagering-based animated horseracing game. This agreement gives Sungold the exclusive perpetual right and license to market the game, sub-license the game, sell commercial sponsorships, advertising and other promotional materials in connection with the use of the technology. This includes the rights to all intellectual property including copyrights, patents and trademarks.

The Company, as part of the agreement, will pay New Gaming Generation Pty Ltd. of Victoria, Australia, a 15% interest in the net revenues of the Horsepower Game, as well as 250,000 common shares of Sungold once $500,000 in net revenues is generated from HBN.

HBN acquired computer hardware, developed software and leased a hosting facility that enables Horsepower™ to operate on the world wide web 24/7 as a play for prizes virtual horseracing game. HBN developed a US$ cash wagering version (Horsepower2™) for play on the internet and at racetracks in June and engaged to its sister company, Horsepower Broadcasting Network (HBN) International Ltd. ("HBN Int'l").

	2000 Balance $	Additions $	2001 Balance $
Legal and consulting fees	17,115	41,884	58,999

. . /6

(Presented in Canadian Dollars)

NOTE 4 PRE-DEVELOPMENT COSTS (continued)

e) Horsepower™ Operating project

On February 20, 2001, the Company incorporated a wholly owned subsidiary, Horsepower Broadcasting Network (HBN) International Ltd. ("HBN Int'l"), in the Province of Quebec under the Canada Business Corporation Act. HBN Int'l licensed by the Kahnawake Gaming Commission and operates on the Kahnawake Territory in Quebec. Its main activity is operating the Horsepower2™ game, a unique equal chance online US$ cash wagering version virtual horseracing game. Horsepower2™ allows all players an equal chance to win when wagering on common parimutuel pools.

	2000 Balance $	Additions $	2001 Balance $
Legal and consulting fees	-	-	-

f) SafeSpending project

In May 2001, the Company signed an agreement for the acquisition of the entire world wide right, title and interest to the internet payment system technology of SafeSpending Services Inc. ("SafeSpending"). The SafeSpending internet payment system is a prepaid spending system that uses a unique and personalized PIN number which can be used to make purchases online from merchants and individuals.

The acquisition agreement with SafeSpending includes all copyrights, trademarks, source codes and SafeSpending's intellectual property. Under the terms of agreement the Company has agreed to pay a 7.5 percent royalty of net revenue relating to the technology and 330,000 common shares of the Company upon the Company or it's subsidiary Horsepower Broadcasting Network Inc. receiving $1,000,000 in net revenue from operation, sale or license of the technology.

	2000 $	Additions $	2001 $
Acquisition cost	-	62,300	62,300
Legal and consulting fees	-	2,863	2,863
	-	65,163	65,163

	2000 $	Additions $	Write-off $	2001 $
TOTAL PRE-DEVELOPMENT COSTS	3,038,441	316,358	(460,574)	2,894,225

../7

(Presented in Canadian Dollars)

Note 5 CAPITAL ASSETS

	2001			2000
	Cost $	Less Accumulated Amortization $	Net Book Value $	Net Book Value $
Computer equipment	255,112	89,647	165,465	161,505
Computers under capital leases	62,378	9,351	53,027	-
Internet software	575,441	98,217	477,224	203,364
TOTAL	892,931	197,215	695,716	364,869

Note 6 OBLIGATION UNDER CAPITAL LEASES

The Company has three lease agreements for computers accounted for as capital leases. Current payments are $2,094 monthly including applicable taxes, expiring November 2003 through June 2004.

The following is a schedule of future lease payments

	2001 $	2000 $
Total minimum lease payments	65,429	-
Less amount representing interest	(12,705)	-
Balance of obligations	52,724	-
Less current portion	(16,037)	-
Non-current portion	36,687	-
For next three years:		
– 2002	16,037	-
– 2003	16,037	-
– 2004	20,650	-
	52,724	-

... /8

(Presented in Canadian Dollars)

Note 7 SHARE CAPITAL

	2001 $	2000 $
Authorized:		
58,875,000 common shares without par value		
Issued: 34,454,543 shares	13,768,636	11,318,015
(2000 – 22,175,743 shares)		
Obligation to issue shares:		
Private placement units	-	59,290
	13,768,636	11,377,305

During the year:

a) 12,278,800 shares were issued:

	2001 #	2001 $	2000 #	2000 $
For cash – exercise of share purchase warrants	-	-	1,238,411	536,168
For cash – exercise of incentive share purchase options	4,259,800	576,410	450,100	325,827
For cash - private placements	7,409,000	1,801,328	2,826,000	1,261,066
	11,668,800	2,377,738	4,514,511	2,123,061
For debt settlements	610,000	72,883	-	-
	12,278,800	2,450,621	4,514,511	2,123,061

b) i) The following are outstanding incentive share purchase options:

#	
50,000	@ US $0.50 each to March 23, 2004
100,000	@ US $0.75 each to August 19, 2004
75,000	@ US $0.50 each to September 24, 2004
50,000	@ US $0.50 each to January 18, 2005
100,000	@ US $0.56 each to June 28, 2005
250,000	@ US $0.15 each to January 10, 2006
100,000	@ US $0.15 each to February 16, 2006
1,050,000	@ US $0.06 each to February 28, 2006
79,900	@ US $0.085 each to March 5, 2006
300,000	@ US $0.12 each to August 10, 2006
2,154,900	

... /9

(Presented in Canadian Dollars)

Note 7 SHARE CAPITAL (continued)

ii) On August 17, 2001, the Board of Directors passed a resolution to revise all two years exercisable share purchase warrants to three years exercisable purchase warrants. Each share purchase warrants entitling the holder to purchase one common share for a period of three years at a predetermined price to a specific date. The following are outstanding share purchase warrants:

#	
136,000	@ US $0.25 each to October 12, 2002
150,000	@ US $0.32 each to October 12, 2002
500,000	@ US $0.33 each to April 20, 2003
400,000	@ US $0.25 each to May 24, 2003
200,000	@ US $0.42 each to June 28, 2003
400,000	@ US $0.30 each to July 31, 2003
240,000	@ US $0.30 each to August 24, 2003
100,000	@ US $0.25 each to August 29, 2003
100,000	@ US $0.30 each to September 6, 2003
800,000	@ US $0.20 each to September 21, 2003
919,000	@ US $0.20 each to October 12, 2003
100,000	@ US $0.20 each to December 22, 2003
900,000	@ US $0.20 each to March 23, 2004
600,000	@ US $0.20 each to March 19, 2004
550,000	@ US $0.20 each to April 5, 2004
1,000,000	@ US $0.20 each to May 8, 2004
1,000,000	@ US $0.20 each to May 29, 2004
1,000,000	@ US $0.20 each to June 27, 2004
9,095,000	

Note 8 RELATED PARTY TRANSACTIONS

During the year management fees of $246,000 were paid to the directors and officers.

Note 9 FINANCIAL INSTRUMENTS

The carrying value of cash and accounts payable and accrued liabilities reflected in the balance sheet approximate their respective fair value.

... /10

(Presented in Canadian Dollars)

Note 10 ACCUMULATED LOSSES

The company has accumulated non-capital losses for income tax purposes of $5,327,193 which may be carried forward and used to reduce taxable income in future years. Under present tax legislation, these losses will expire as follows:

Year	Amount $
2001	
2002	136,761
2003	629,337
2004	543,932
2005	474,086
2006	653,279
2007	1,306,106
2008	1,583,692
	5,327,193

The company has accumulated capital losses for income tax purposes of $967,319 that may be carried forward indefinitely and used to reduce capital gains in the future.

Note 11 SUBSEQUENT EVENTS

a) In September 2001, the Company issued 1,000,000 private placement units at a price of US$0.15 each. Each unit comprises one common share and one share purchase warrant. Each share purchase warrant is exercisable for one common share at a price of US$0.20 per share to September 7, 2004.

b) In September 2001, the Company granted 450,000 stock options to the directors and officers with an exercise price of US$0.11 each to September 7, 2006. (Also see note 11 c)

c) In October 2001, the Company received US$44,000 for exercise of 400,000 stock options that had been granted in September 2001. (Also see note 11 b)

d) In September 2001, the Company signed an extension agreement to re-extend the expiry date of its Richmond horse training complex project agreement, a 6 million common treasury shares private placement, to October 1, 2002 (Also see note 3 c).

... /11

(Presented in Canadian Dollars)

Note 11 SUBSEQUENT EVENTS (continued)

e) In October 2001, the Company granted a total of 600,000 stock options to directors/officers:

i. 200,000 @ US$0.10 each to October 19, 2006;
ii. 100,000 @ US$0.10 each to October 22, 2006;
iii. 100,000 @ US$0.12 each to October 22, 2006;
iv. 200,000 @ US$0.12 each to October 23, 2006.

f) In November 2001, the Company issued 1,000,000 private placement units at a price of US$0.15 each. Each unit comprised of one common share and non-transferable share purchase warrant. Each share purchase warrant is exercisable for one common share at a price of US$0.15 per share to November 2, 2004.

g) In November 2001, the Company granted 400,000 stock options to a director/officer @US$0.10 each to November 19, 2006.

h) In December 2001, the Company has received an acknowledgement that the Gun Lake Indian Band case oral argument will be heard before the Michigan Courts of Appeals on January 15, 2002.

... /12

(Presented in Canadian Dollars)

Note 12 UNITED STATES ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") which differ in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with United States (US) GAAP. The Company is considered to be a pre-operational Company under US GAAP.

The significant differences related principally to the following items and the adjustments necessary to restate the loss and shareholders' equity in accordance with US GAAP are outlined as follows:

a) Pre-Development Costs

Under CDN GAAP, pre-development expenditures are capitalized and amortized over the benefit period of the deferred expenditures once operations commence or written off if abandoned. US GAAP requires that pre-development expenditures be expensed as incurred until it is determined that commercially viable operations exist and the expenses then incurred are recoverable.

b) Foreign Currency Translation

Under US GAAP, all asset and liability accounts are translated at the exchange rates in effect at the balance sheet dates. Income statement amounts are translated at the average rate of exchange for the year. The resulting differences are accumulated in a separate component of shareholders' equity.

c) Share Options

Under US GAAP, granting of share options to employees and directors may give rise to a charge to income for compensation. For the purposes of this reconciliation from CDN GAAP to US GAAP, the Company has prepared its financial statements in accordance with Accounting Principles Board (APB) 25 under which share options are measured by the intrinsic value method whereby employee and director compensation cost is limited to the excess of the quoted market price at date of grant over the option exercise price. Since the exercise price equalled the quoted market price at the dates the share options were granted, there were no compensation costs to be recognized.

d) Loss per share

For all years indicated, the options and warrants outstanding during the year are anti-dilutive and therefore fully diluted loss per share has not been disclosed.

.../13

(Presented in Canadian Dollars)

Note 12 UNITED STATES ACCOUNTING PRINCIPLES (continued)

e) Comprehensive Income

Under US GAAP, SFAS No. 130 requires that companies report comprehensive income as a measure of overall performance. Comprehensive income includes all changes in equity during a period expect those resulting from investments by owners and distribution to owners. There is no similar concept under Canadian GAAP. The Company has determined that it had no comprehensive income other than the loss in any of the periods presented.

f) The following are balance sheet items under US GAAP:

	2001 $	2000 $	1999 $
Pre-development costs	-	-	-
Share capital	18,479,374	16,088,043	13,905,692
Foreign currency adjustments	28,435	16,337	(2,101)
Deficit	(17,830,566)	(15,778,604)	(13,822,171)

g) The following table summarizes the effect on Deficit of differences between CDN GAAP and US GAAP:

	2001 $	2000 $	1999 $
Deficit - CDN GAAP	(10,197,168)	(8,013,088)	(6,698,965)
Cumulative effect of prior years' adjustments	(7,765,516)	(7,123,206)	(5,195,533)
	(17,962,684)	(15,136,294)	(11,894,498)
US GAAP material adjustments:			
• Effect of the write-off of pre-development costs on net loss	144,216	(623,872)	(659,933)
• Share-based compensation	-	-	(1,286,112)
• Foreign currency adjustments	(12,098)	(18,438)	18,372
	132,118	(642,310)	(1,927,673)
Deficit - US GAAP	(17,830,566)	(15,778,604)	(13,822,171)

.../14

(Presented in Canadian Dollars)

Note 12 UNITED STATES ACCOUNTING PRINCIPLES (continued)

h) The following table summarizes the effect on shareholders' equity after considering the US GAAP adjustments:

	Common Shares Amount $	Accumulated Deficit $	Foreign Currency Translation Adjustments $	Total Shareholders' Equity $
Common Shares issued /net loss:				
August 31, 1986				
• Shares for cash	107,501	-	-	107,501
• Net loss under US GAAP	-	-	-	-
August 31, 1987	107,501	-	-	107,501
• Shares for cash	166,971	-	-	166,971
• Net loss under US GAAP	-	-	-	-
August 31, 1988	274,472	-	-	274,472
• Shares for cash	401,667	-	-	401,667
• Shares for property	227,000	-	-	227,000
• Net loss under US GAAP	-	(753,962)	-	(753,962)
August 31, 1989	903,139	(753,962)	-	149,177
• Shares for cash	622,215	-	-	622,215
• Shares for property	1,897,000	-	-	1,897,000
• Net loss under US GAAP	-	(575,612)	-	(575,612)
August 31, 1990	3,422,354	(1,329,574)	-	2,092,780
• Shares for cash	100,250	-	-	100,250
• Net loss under US GAAP	-	(350,482)	-	(350,482)
August 31, 1991	3,522,604	(1,680,056)	-	1,842,548
• Shares for cash	402,900	-	-	402,900
• Net loss under US GAAP	-	(1,420,584)	-	(1,420,584)
August 31, 1992	3,925,504	(3,100,640)	-	824,864
• Shares for cash	465,875	-	-	465,875
• Shares for property	150,000	-	-	150,000
• Net loss under US GAAP	-	(289,189)	-	(289,189)
August 31, 1993	4,541,379	(3,389,829)	-	1,151,550
• Shares for cash	576,500	-	-	576,500
• Net loss under US GAAP	-	(836,050)	-	(836,050)
August 31, 1994	5,117,879	(4,225,879)	-	892,000
• Shares for cash	175,000	-	-	175,000
• Foreign currency	-	-	3,448	3,448
• Net loss under US GAAP	-	(738,384)	-	(738,384)
August 31, 1995	5,292,879	(4,964,263)	3,448	332,064

... /15

(Presented in Canadian Dollars)

Note 12 UNITED STATES ACCOUNTING PRINCIPLES (continued)

	Common Shares Amount $	Accumulated Deficit $	Foreign Currency Translation Adjustments $	Total Shareholders' Equity $
August 31, 1995 – balance forward	5,292,879	(4,964,263)	3,448	332,064
• Shares for cash	255,750	-	-	255,750
• Foreign currency	-	-	3,329	3,329
• Net loss under US GAAP	-	(501,749)	-	(501,749)
August 31, 1996	5,548,629	(5,466,012)	6,777	89,394
• Shares for cash	1,250,000	-	-	1,250,000
• Share-based compensation	1,345,680	(1,345,680)	-	-
• Foreign currency	-	-	(1,646)	(1,646)
• Net loss under US GAAP	-	(1,046,798)	-	(1,046,798)
August 31, 1997	8,144,309	(7,858,490)	5,131	290,950
• Shares for cash	1,351,967	-	-	1,351,967
• Share-based compensation	2,078,946	(2,078,946)	-	-
• Foreign currency	-	-	11,140	11,140
• Net loss under US GAAP	-	(1,297,719)	-	(1,297,719)
August 31, 1998	11,575,222	(11,235,155)	16,271	356,338
• Shares for cash	1,044,358	-	-	1,044,358
• Share-based compensation	1,286,112	(1,286,112)	-	-
• Foreign currency	-	-	(18,372)	(18,372)
• Net loss under US GAAP	-	(1,300,904)	-	(1,300,904)
August 31, 1999	13,905,692	(13,822,171)	(2,101)	81,420
• Shares for cash	2,182,351	-	-	2,182,351
• Foreign currency	-	-	18,438	18,438
• Net loss under US GAAP	-	(1,956,433)	-	(1,956,433)
August 31, 2000	16,088,043	(15,778,604)	16,337	325,776
• Shares for cash	2,391,331	-	-	2,391,331
• Foreign currency	-	-	12,098	12,098
• Net loss under US GAAP	-	(2,051,962)	-	(2,051,962)
August 31, 2001	18,479,374	(17,830,566)	28,435	677,243

... /16

(Presented in Canadian Dollars)

Note 12 UNITED STATES ACCOUNTING PRINCIPLES (continued)

i) The following table summarizes the effect on Net Loss of differences between CDN GAAP and US GAAP:

	Cumulative Amounts From Apr 7/86 to Aug 31/01 $	2001 $	2000 $	1999 $
Net loss under CDN GAAP	(10,197,168)	(2,184,080)	(1,314,123)	(659,343)
US GAAP material adjustments:				
• Effect of the write-off of pre-development costs on net loss	(2,894,225)	144,216	(623,872)	(659,933)
• Share-based compensation	(4,710,738)	-	-	(1,286,112)
• Foreign currency adjustments	(28,435)	(12,098)	(18,438)	18,372
Net loss under US GAAP	(17,830,566)	(2,051,962)	(1,956,433)	(2,587,016)
Loss per share under US GAAP		0.07	.10	.15
Weighted average number of shares under CDN GAAP		27,991,260	19,785,894	16,710,375
Weighted average number of shares under US GAAP		27,991,260	19,785,894	16,710,375

../17

(Presented in Canadian Dollars)

Note 12 UNITED STATES ACCOUNTING PRINCIPLES (continued)

j) The following income statement shows cumulative amounts from the Company's Inception after considering the U.S. GAAP adjustments:

	Cumulative Amounts From Apr 7/86 to Aug 31/01 $
REVENUE	
Gain on disposition of marketable securities	838,947
Interest income and miscellaneous	43,313
Foreign exchange gain (loss)	28,435
Sales	12,428
	923,123
EXPENSES	
Advertising and promotion	1,735,803
Management fees	1,296,650
Professional and consulting	1,176,439
Investor relations	616,537
Automotive, travel and conference	526,152
Office and miscellaneous	508,990
Office rent and services	306,855
Transfer agent and filing fees	224,340
Amortization	220,671
Financing fees	218,000
Finders fees	154,031
Internet services	151,791
Insurance	129,368
Interest and bank charges	125,984
Settlement of agreement	40,000
Fees and commissions	29,741
Interest on capital leases	3,118
	7,464,470
Write-down of investments	3,655,821
	11,120,291
LOSS AND DEFICIT UNDER CDN GAAP	10,197,168
US GAAP material adjustments:	
Effect of the write-off of pre-development costs	2,894,225
Share-based compensation	4,710,738
Foreign currency adjustments	28,435
LOSS AND DEFICIT UNDER US GAAP	17,830,566

SUNGOLD ENTERTAINMENT CORP.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2001

(A Development Stage Company)

(Presented in Canadian Dollars)

(Unaudited - See Notice to Reader)

Loewen, Stronach & Co.
Chartered Accountants

LOEWEN, STRONACH & CO.
Chartered Accountants

NOTICE TO READER

We have compiled the interim consolidated balance sheet of Sungold Entertainment Corp. as at November 30, 2001 and the interim consolidated statements of loss and deficit and cash flows for the three months ended November 30, 2001 from information provided by the Company's management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these interim consolidated statements may not be appropriate for their purposes.

Loewen, Stronach & Co.
Chartered Accountants

Vancouver, BC

December 20, 2001

SUNGOLD ENTERTAINMENT CORP.

INTERIM CONSOLIDATED BALANCE SHEET

NOVEMBER 30, 2001

(A Development Stage Company)

(Presented in Canadian Dollars)

(Unaudited - See Notice to Reader)

	November 30 2001 $	August 31 2001 $
ASSETS		
CURRENT ASSETS		
Cash	22,839	104,194
Prepaid expenses and deposits	49,536	45,767
	72,375	149,961
PRE-DEVELOPMENT COSTS (Note 2)	2,898,537	2,894,225
CAPITAL ASSETS (Note 3)	655,366	695,716
	3,626,278	3,739,902
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	68,958	115,710
Obligation under capital leases (Note 6)	16,884	16,037
	85,842	131,747
OBLIGATION UNDER CAPITAL LEASES (Note 6)	31,364	36,687
	117,206	168,434
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 4)	14,240,585	13,768,636
DEFICIT	(10,731,513)	(10,197,168)
	3,509,072	3,571,468
	3,626,278	3,739,902

APPROVED BY THE DIRECTORS:

_______________ Director

_______________ Director

See accompanying notes to interim consolidated financial statements

SUNGOLD ENTERTAINMENT CORP.

INTERIM CONSOLIDATED STATEMENT OF LOSS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2001

(A Development Stage Company)

(Presented in Canadian Dollars)

(Unaudited - See Notice to Reader)

	2001 $	2000 $
REVENUE		
Sales	1,757	-
Interest income	4	-
Foreign exchange gain (loss)	(325)	1,987
	1,436	1,987
EXPENSES		
Advertising and promotion	157,981	144,646
Investor relations	86,637	699
Internet services	80,988	-
Management fees	61,500	61,500
Travel and conferences	39,400	26,586
Amortization	40,350	23,057
Insurance	16,137	11,528
Office rent and services	14,745	5,041
Professional and consulting fees	12,957	9,261
Office and miscellaneous	10,396	9,508
Prizes	9,265	-
Transfer agent and filing fees	2,799	1,631
Interest on capital leases	2,064	-
Interest and bank charges	562	415
	535,781	293,872
LOSS	534,345	291,885

See accompanying notes to interim consolidated financial statements

SUNGOLD ENTERTAINMENT CORP.

INTERIM CONSOLIDATED STATEMENT OF DEFICIT

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2001

(A Development Stage Company)

(Presented in Canadian Dollars)

(Unaudited - See Notice to Reader)

	2001 $	2000 $
DEFICIT – beginning	10,197,168	8,013,088
LOSS	534,345	291,885
DEFICIT – ending	10,731,513	8,304,973

See accompanying notes to interim consolidated financial statements

SUNGOLD ENTERTAINMENT CORP.

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2001

(A Development Stage Company)

(Presented in Canadian Dollars)

(Unaudited - See Notice to Reader)

	2001 $	2000 $
OPERATING ACTIVITIES		
Loss	(534,345)	(291,885)
Item not involving cash:		
Amortization	40,350	23,057
	(493,995)	(268,828)
Cash provided by changes in non-cash working capital items:		
Prepaid expenses and deposits	(3,769)	(48,694)
Accounts payable and accrued liabilities	(46,752)	(82,410)
	(544,516)	(399,932)
INVESTING ACTIVITIES		
Pre-development costs	(4,312)	(142,113)
Acquisition of capital assets	-	(31,033)
	(4,312)	(173,146)
FINANCING ACTIVITIES		
Repayment of capital leases liability	(4,476)	-
Issuance of shares	471,949	558,567
	446,473	558,567
INCREASE (DECREASE) IN CASH	(81,355)	(14,511)
CASH – beginning	104,194	56,546
CASH – ending	22,839	42,035

Notes to statement of cash flow:

1) Cash consists of balances with banks
2) Interest and income taxes paid:

	2001	2000
Interest paid	2,626	415
Income taxes paid	-	-

See accompanying notes to interim consolidated financial statements

SUNGOLD ENTERTAINMENT CORP.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2001

(Unaudited - See Notice to Reader)

Note 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Commitments and Contingencies

The Company's activities are subject to various governmental laws and regulations relating to horseracing, Internet animated horseracing and gaming entertainments. These regulations are continually changing and generally becoming more restrictive. The Company believes its operations comply in all material respects with all applicable laws and regulations.

b) Basis of Consolidation

These consolidated financial statements include the accounts of the company and its wholly owned subsidiaries, Sungold Entertainment USA, Inc. and Horsepower Broadcasting Network Inc. and Horsepower Broadcasting Network (HBN) International Ltd. All inter-company transactions and balances have been eliminated.

c) Translation of Foreign Currencies

Accounts recorded in foreign currency have been converted to Canadian dollars as follows:

- Current assets and current liabilities at exchange rates at the end of the year;
- Other assets at historical rates;
- Revenues and expenses at the average rate of exchange for the month.

Gains and losses resulting from the fluctuation of foreign exchange rates are included in the determination of income.

d) Pre-development costs

The cost of each pre-development project is capitalized until commercial production is established. If management determines that a project is not economically viable, the property and related deferred expenditures are written off.

The costs deferred at any time do not necessarily reflect present or future values. The ultimate recovery of such amounts depends on the Company successfully developing and commencing the project.

. . /2

Note 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

e) Capital Assets and Amortization

Capital assets are recorded at cost with amortization provided on a declining balance as follows:

Computer equipment	30%
Computers under capital leases	30%
Internet software	20%

The above rate has been utilized to reflect the anticipated life expectancy.

In the year of acquisition only one-half the normal rate is applied.

Note 2 PRE-DEVELOPMENT COSTS

a) Gun Lake Indian Band project

In 1994 the Company entered into an agreement with the Gun Lake Indian Band ("Band") in Michigan, USA to develop and manage a full service casino and gaming operation.

The Company had filed a comprehensive lawsuit in the Michigan courts against the Band. The litigation arose out of notification that the Band would not honour its agreement with the Company. The Company sued for specific performance and is seeking damages of $447,800,000. The trial court dismissed the lawsuit on the basis of the Defendants' claim of sovereign immunity. The Company is appealing that decision before the Michigan Court of Appeals, which has appointed a mediator.

	August 31 2001 $	Additions $	November 30 2001 $
Consulting and legal fees	1,036,168	-	1,036,168
Contractual obligation	520,117	-	520,117
Travel and lodging	213,432	-	213,432
	1,769,717	-	1,769,717

. . /3

Note 2 PRE-DEVELOPMENT COSTS (continued)

b) Richmond/Vancouver Horseracing project

In December 2000, the Company offered to enter into a long-term lease for the racetrack and grandstands at Hastings Park in Vancouver, British Columbia, Canada. The Company notified the B.C. Racing Commission that the company intends to apply for 112 racing days at Hastings Park Racetrack in Vancouver, BC, subject to being awarded a long-term lease with the City of Vancouver to operate live racing at the Hastings Park facility. The Company plans to renovate the Hastings Park facility in conjunction with the construction of a one mile thoroughbred training centre in Richmond. This proposal includes a 15% purse increase for all horse owners and a fresh new emphasis on the core live racing product.

In August 2001, the Company renegotiated its option to purchase 227 acres in Richmond, British Columbia, Canada for the purpose of developing a horse training complex, subject to approval of all zoning and regulatory authorities. The revised agreement gives the Company the option to purchase 100% of the shares of A.C. Gilmore & Sons Ltd., the owner of the property, for CDN $20,992,490 until February 28, 2002.

In September 2001, the Company renegotiated to extend the agreement with a party who is interested in the Richmond horse training complex project. The agreement set out the intention of both parties that upon the Company receiving the appropriate permission from the City of Richmond, BC and from the province of British Columbia to develop the project, the interested party would purchase 6 million common treasury shares of Sungold Entertainment Corp. at US$4.00 per share by way of a private placement. The agreement has been extended to October 1, 2002.

	August 31 2001 $	Additions $	November 30 2001 $
Consulting and legal fees	801,214	4,312	805,526
Option fee	146,447	-	146,447
Architectural fees	32,752	-	32,752
Other direct costs	19,933	-	19,933
	1,000,346	4,312	1,004,658

c) Horsepower™ Software Development project

On September 15, 1999, the Company incorporated a wholly owned subsidiary, Horsepower Broadcasting Network Inc. ("HBN") in the Province of British Columbia under the Company Act (British Columbia), and its principal activity is developing internet wagering and payment processing software. On March 22, 2000, the subsidiary name changed to Horsepower Network.com Inc., and on January 25, 2001, the subsidiary name changed to Horsepower Broadcasting Network Inc.

. . /4

Note 2 PRE-DEVELOPMENT COSTS (continued)

c) Horsepower™ Software Development project (continued)

The Company negotiated the North American gaming and racetrack rights and International internet rights to the Horsepower™ equal chance wagering-based animated horseracing game. This agreement gives Sungold the exclusive perpetual right and license to market the game, sub-license the game, sell commercial sponsorships, advertising and other promotional materials in connection with the use of the technology. This includes the rights to all intellectual property including copyrights, patents and trademarks.

The Company, as part of the agreement, will pay New Gaming Generation Pty Ltd. of Victoria, Australia, a 15% interest in the net revenues of the Horsepower Game, as well as 250,000 common shares of Sungold once $500,000 in net revenues is generated from HBN.

HBN acquired computer hardware, developed software and leased a hosting facility that enables Horsepower™ to operate on the world wide web 24/7 as a play for prizes virtual horseracing game. HBN developed a US$ cash wagering version (Horsepower2™) for play on the internet and at racetracks in June and engaged to its sister company, Horsepower Broadcasting Network (HBN) International Ltd. ("HBN Int'l").

	August 31 2001 $	Additions $	November 30 2001 $
Legal and consulting fees	58,999	-	58,999

d) Horsepower™ Operating project

On February 20, 2001, the Company incorporated a wholly owned subsidiary, Horsepower Broadcasting Network (HBN) International Ltd. ("HBN Int'l"), in the Province of Quebec under the Canada Business Corporation Act. HBN Int'l licensed by the Kahnawake Gaming Commission and operates on the Kahnawake Territory in Quebec. Its main activity is operating the Horsepower2™ game, a unique equal chance online US$ cash wagering version virtual horseracing game. Horsepower2™ allows all players an equal chance to win when wagering on common parimutuel pools.

	August 2001 $	Additions $	November 30 2001 $
Legal and consulting fees	-	-	-

... /5

Note 2 PRE-DEVELOPMENT COSTS (continued)

e) SafeSpending project

In May 2001, the Company signed an agreement for the acquisition of the entire world wide right, title and interest to the internet payment system technology of SafeSpending Services Inc. ("SafeSpending"). The SafeSpending internet payment system is a prepaid spending system that uses a unique and personalized PIN number which can be used to make purchases online from merchants and individuals.

The acquisition agreement with SafeSpending includes all copyrights, trademarks, source codes and SafeSpending's intellectual property. Under the terms of agreement the Company has agreed to pay a 7.5 percent royalty of net revenue relating to the technology and 330,000 common shares of the Company upon the Company or it's subsidiary Horsepower Broadcasting Network Inc. receiving $1,000,000 in net revenue from operation, sale or license of the technology.

	August 31 2001 $	Additions $	November 30 2001 $
Acquisition cost	62,300	-	62,300
Legal and consulting fees	2,863	-	2,863
	65,163	-	65,163

	August 31 2001 $	Additions $	November 30 2001 $
TOTAL PRE-DEVELOPMENT COSTS	2,894,225	4,312	2,898,537

Note 3 CAPITAL ASSETS

	November 30 2001			August 31 2001
	Cost	Less Accumulated Amortization	Net Book Value	Net Book Value
	$	$	$	$
Computer equipment	255,112	102,159	152,953	165,465
Computers under capital leases	62,378	13,328	49,050	53,027
Internet software	575,441	122,078	453,363	477,224
TOTAL	892,931	237,475	655,366	695,716

... /6

Note 4 OBLIGATION UNDER CAPITAL LEASES

The Company has three lease agreements for computers accounted for as capital leases. Current payments are $2,094 monthly including applicable taxes, expiring November 2003 through June 2004.

The following is a schedule of future lease payments

	November 30 2001 $	August 31 2001 $
Total minimum lease payments	58,975	65,429
Less amount representing interest	(10,727)	(12,705)
Balance of obligations	48,248	52,724
Less current portion	(16,884)	(16,037)
Non-current portion	31,364	36,687
For next twelve months ended:		
– 2002	16,884	16,037
– 2003	19,509	16,037
– 2004	11,855	20,650
	48,248	52,724

Note 5 SHARE CAPITAL

	November 30 2001 $	August 31 2001 $
Authorized: 58,875,000 common shares without par value		
Issued: 36,674,543common shares (August 31, 2001 – 34,454,543 shares)	14,240,585	13,768,636

SUNGOLD ENTERTAINMENT CORP.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2001

(A Development Stage Company)

(Presented in Canadian Dollars)

(Unaudited - See Notice to Reader)

LOEWEN, STRONACH & CO.
Chartered Accountants

NOTICE TO READER

We have compiled the interim consolidated balance sheet of Sungold Entertainment Corp. as at November 30, 2001 and the interim consolidated statements of loss and deficit and cash flows for the three months ended November 30, 2001 from information provided by the Company's management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these interim consolidated statements may not be appropriate for their purposes.

"Loewen Stronach & Co."

Chartered Accountants

Vancouver, BC

December 20, 2001

SUNGOLD ENTERTAINMENT CORP.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2001

(Unaudited - See Notice to Reader)

Note 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Commitments and Contingencies

The Company's activities are subject to various governmental laws and regulations relating to horseracing, internet animated horseracing and gaming entertainments. These regulations are continually changing and generally becoming more restrictive. The Company believes its operations comply in all material respects with all applicable laws and regulations.

b) Basis of Consolidation

These consolidated financial statements include the accounts of the company and its wholly owned subsidiaries, Sungold Entertainment USA, Inc. and Horsepower Broadcasting Network Inc. and Horsepower Broadcasting Network (HBN) International Ltd. All inter-company transactions and balances have been eliminated.

c) Translation of Foreign Currencies

Accounts recorded in foreign currency have been converted to Canadian dollars as follows:

- Current assets and current liabilities at exchange rates at the end of the year;
- Other assets at historical rates;
- Revenues and expenses at the average rate of exchange for the month.

Gains and losses resulting from the fluctuation of foreign exchange rates are included in the determination of income.

d) Pre-development costs

The cost of each pre-development project is capitalized until commercial production is established. If management determines that a project is not economically viable, the property and related deferred expenditures are written off.

The costs deferred at any time do not necessarily reflect present or future values. The ultimate recovery of such amounts depends on the Company successfully developing and commencing the project.

Note 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

e) Capital Assets and Amortization

Capital assets are recorded at cost with amortization provided on a declining balance as follows:

Computer equipment	30%
Computers under capital leases	30%
Internet software	20%

The above rate has been utilized to reflect the anticipated life expectancy.

In the year of acquisition only one-half the normal rate is applied.

Note 2 PRE-DEVELOPMENT COSTS

a) Gun Lake Indian Band project

In 1994 the Company entered into an agreement with the Gun Lake Indian Band ("Band") in Michigan, USA to develop and manage a full service casino and gaming operation.

The Company had filed a comprehensive lawsuit in the Michigan courts against the Band. The litigation arose out of notification that the Band would not honour its agreement with the Company. The Company sued for specific performance and is seeking damages of $447,800,000. The trial court dismissed the lawsuit on the basis of the Defendants' claim of sovereign immunity. The Company is appealing that decision before the Michigan Court of Appeals, which has appointed a mediator.

	August 31 2001 $	Additions $	November 30 2001 $
Consulting and legal fees	1,036,168	-	1,036,168
Contractual obligation	520,117	-	520,117
Travel and lodging	213,432	-	213,432
	1,769,717	-	1,769,717

Note 2 PRE-DEVELOPMENT COSTS (continued)

b) Richmond/Vancouver Horseracing project

In December 2000, the Company offered to enter into a long-term lease for the racetrack and grandstands at Hastings Park in Vancouver, British Columbia, Canada. The Company notified the B.C. Racing Commission that the company intends to apply for 112 racing days at Hastings Park Racetrack in Vancouver, BC, subject to being awarded a long-term lease with the City of Vancouver to operate live racing at the Hastings Park facility. The Company plans to renovate the Hastings Park facility in conjunction with the construction of a one mile thoroughbred training centre in Richmond. This proposal includes a 15% purse increase for all horse owners and a fresh new emphasis on the core live racing product.

In August 2001, the Company renegotiated its option to purchase 227 acres in Richmond, British Columbia, Canada for the purpose of developing a horse training complex, subject to approval of all zoning and regulatory authorities. The revised agreement gives the Company the option to purchase 100% of the shares of A.C. Gilmore & Sons Ltd., the owner of the property, for CDN $20,992,490 until February 28, 2002.

In September 2001, the Company renegotiated to extend the agreement with a party who is interested in the Richmond horse training complex project. The agreement set out the intention of both parties that upon the Company receiving the appropriate permission from the City of Richmond, BC and from the province of British Columbia to develop the project, the interested party would purchase 6 million common treasury shares of Sungold Entertainment Corp. at US$4.00 per share by way of a private placement. The agreement has been extended to October 1, 2002.

	August 31 2001 $	Additions $	November 30 2001 $
Consulting and legal fees	801,214	4,312	805,526
Option fee	146,447	-	146,447
Architectural fees	32,752	-	32,752
Other direct costs	19,933	-	19,933
	1,000,346	4,312	1,004,658

c) Horsepower™ Software Development project

On September 15, 1999, the Company incorporated a wholly owned subsidiary, Horsepower Broadcasting Network Inc. ("HBN") in the Province of British Columbia under the Company Act (British Columbia), and its principal activity is developing internet wagering and payment processing software. On March 22, 2000, the subsidiary name changed to Horsepower Network.com Inc., and on January 25, 2001, the subsidiary name changed to Horsepower Broadcasting Network Inc.

Note 2 PRE-DEVELOPMENT COSTS (continued)

c) Horsepower™ Software Development project (continued)

The Company negotiated the North American gaming and racetrack rights and International internet rights to the Horsepower™ equal chance wagering-based animated horseracing game. This agreement gives Sungold the exclusive perpetual right and license to market the game, sub-license the game, sell commercial sponsorships, advertising and other promotional materials in connection with the use of the technology. This includes the rights to all intellectual property including copyrights, patents and trademarks.

The Company, as part of the agreement, will pay New Gaming Generation Pty Ltd. of Victoria, Australia, a 15% interest in the net revenues of the Horsepower Game, as well as 250,000 common shares of Sungold once $500,000 in net revenues is generated from HBN.

HBN acquired computer hardware, developed software and leased a hosting facility that enables Horsepower™ to operate on the world wide web 24/7 as a play for prizes virtual horseracing game. HBN developed a US$ cash wagering version (Horsepower2™) for play on the internet and at racetracks in June and engaged to its sister company, Horsepower Broadcasting Network (HBN) International Ltd. ("HBN Int'l").

	August 31 2001 $	Additions $	November 30 2001 $
Legal and consulting fees	58,999	-	58,999

d) Horsepower™ Operating project

On February 20, 2001, the Company incorporated a wholly owned subsidiary, Horsepower Broadcasting Network (HBN) International Ltd. ("HBN Int'l"), in the Province of Quebec under the Canada Business Corporation Act. HBN Int'l licensed by the Kahnawake Gaming Commission and operates on the Kahnawake Territory in Quebec. Its main activity is operating the Horsepower2™ game, a unique equal chance online US$ cash wagering version virtual horseracing game. Horsepower2™ allows all players an equal chance to win when wagering on common parimutuel pools.

	August 2001 $	Additions $	November 30 2001 $
Legal and consulting fees	-	-	-

Note 2 PRE-DEVELOPMENT COSTS (continued)

e) SafeSpending project

In May 2001, the Company signed an agreement for the acquisition of the entire world wide right, title and interest to the internet payment system technology of SafeSpending Services Inc. ("SafeSpending"). The SafeSpending internet payment system is a prepaid spending system that uses a unique and personalized PIN number which can be used to make purchases online from merchants and individuals.

The acquisition agreement with SafeSpending includes all copyrights, trademarks, source codes and SafeSpending's intellectual property. Under the terms of agreement the Company has agreed to pay a 7.5 percent royalty of net revenue relating to the technology and 330,000 common shares of the Company upon the Company or it's subsidiary Horsepower Broadcasting Network Inc. receiving $1,000,000 in net revenue from operation, sale or license of the technology.

	August 31 2001 $	Additions $	November 30 2001 $
Acquisition cost	62,300	-	62,300
Legal and consulting fees	2,863	-	2,863
	65,163	-	65,163

	August 31 2001 $	Additions $	November 30 2001 $
TOTAL PRE-DEVELOPMENT COSTS	2,894,225	4,312	2,898,537

Note 3 CAPITAL ASSETS

	November 30 2001 Cost $	November 30 2001 Less Accumulated Amortization $	November 30 2001 Net Book Value $	August 31 2001 Net Book Value $
Computer equipment	255,112	102,159	152,953	165,465
Computers under capital leases	62,378	13,328	49,050	53,027
Internet software	575,441	122,078	453,363	477,224
TOTAL	892,931	237,475	655,366	695,716

... /6

Note 4 OBLIGATION UNDER CAPITAL LEASES

The Company has three lease agreements for computers accounted for as capital leases. Current payments are $2,094 monthly including applicable taxes, expiring November 2003 through June 2004.

The following is a schedule of future lease payments

	November 30 2001 $	August 31 2001 $
Total minimum lease payments	58,975	65,429
Less amount representing interest	(10,727)	(12,705)
Balance of obligations	48,248	52,724
Less current portion	(16,884)	(16,037)
Non-current portion	31,364	36,687
For next twelve months ended:		
– 2002	16,884	16,037
– 2003	19,509	16,037
– 2004	11,855	20,650
	48,248	52,724

Note 5 SHARE CAPITAL

	November 30 2001 $	August 31 2001 $
Authorized: 58,875,000 common shares without par value		
Issued: 36,674,543common shares (August 31, 2001 – 34,454,543 shares)	14,240,585	13,768,636

SUNGOLD ENTERTAINMENT CORP.

INTERIM CONSOLIDATED BALANCE SHEET

NOVEMBER 30, 2001

(A Development Stage Company)

(Presented in Canadian Dollars)

(Unaudited - See Notice to Reader)

	November 30 2001 $	August 31 2001 $
ASSETS		
CURRENT ASSETS		
Cash	22,839	104,194
Prepaid expenses and deposits	49,536	45,767
	72,375	149,961
PRE-DEVELOPMENT COSTS (Note 2)	2,898,537	2,894,225
CAPITAL ASSETS (Note 3)	655,366	695,716
	3,626,278	3,739,902
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	68,958	115,710
Obligation under capital leases (Note 6)	16,884	16,037
	85,842	131,747
OBLIGATION UNDER CAPITAL LEASES (Note 6)	31,364	36,687
	117,206	168,434
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 4)	14,240,585	13,768,636
DEFICIT	(10,731,513)	(10,197,168)
	3,509,072	3,571,468
	3,626,278	3,739,902

APPROVED BY THE DIRECTORS:

"Anne Kennedy" Director

"Kim Hart" Director

See accompanying notes to interim consolidated financial statements

SUNGOLD ENTERTAINMENT CORP.

INTERIM CONSOLIDATED STATEMENT OF LOSS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2001

(A Development Stage Company)

(Presented in Canadian Dollars)

(Unaudited - See Notice to Reader)

	2001 $	2000 $
REVENUE		
Sales	1,757	-
Interest income	4	-
Foreign exchange gain (loss)	(325)	1,987
	1,436	1,987
EXPENSES		
Advertising and promotion	157,981	144,646
Investor relations	86,637	699
Internet services	80,988	-
Management fees	61,500	61,500
Travel and conferences	39,400	26,586
Amortization	40,350	23,057
Insurance	16,137	11,528
Office rent and services	14,745	5,041
Professional and consulting fees	12,957	9,261
Office and miscellaneous	10,396	9,508
Prizes	9,265	-
Transfer agent and filing fees	2,799	1,631
Interest on capital leases	2,064	-
Interest and bank charges	562	415
	535,781	293,872
LOSS	534,345	291,885

See accompanying notes to interim consolidated financial statements

SUNGOLD ENTERTAINMENT CORP.

INTERIM CONSOLIDATED STATEMENT OF DEFICIT

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2001

(A Development Stage Company)

(Presented in Canadian Dollars)

(Unaudited - See Notice to Reader)

	2001 $	2000 $
DEFICIT – beginning	10,197,168	8,013,088
LOSS	534,345	291,885
DEFICIT – ending	10,731,513	8,304,973

See accompanying notes to interim consolidated financial statements

SUNGOLD ENTERTAINMENT CORP.

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2001

(A Development Stage Company)

(Presented in Canadian Dollars)

(Unaudited - See Notice to Reader)

	2001 $	2000 $
OPERATING ACTIVITIES		
Loss	(534,345)	(291,885)
Item not involving cash:		
Amortization	40,350	23,057
	(493,995)	(268,828)
Cash provided by changes in non-cash working capital items:		
Prepaid expenses and deposits	(3,769)	(48,694)
Accounts payable and accrued liabilities	(46,752)	(82,410)
	(544,516)	(399,932)
INVESTING ACTIVITIES		
Pre-development costs	(4,312)	(142,113)
Acquisition of capital assets	-	(31,033)
	(4,312)	(173,146)
FINANCING ACTIVITIES		
Repayment of capital leases liability	(4,476)	-
Issuance of shares	471,949	558,567
	446,473	558,567
INCREASE (DECREASE) IN CASH	(81,355)	(14,511)
CASH – beginning	104,194	56,546
CASH – ending	22,839	42,035

Notes to statement of cash flow:

	2001 $	2000 $
1) Cash consists of balances with banks		
2) Interest and income taxes paid:		
Interest paid	2,626	415
Income taxes paid	-	-

See accompanying notes to interim consolidated financial statements

SUNGOLD ENTERTAINMENT CORP.

PROXY

FOR THE ANNUAL GENERAL MEETING
TO BE HELD FRIDAY, FEBRUARY 22, 2002

THIS PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF THE COMPANY

The undersigned, being a shareholder of SUNGOLD ENTERTAINMENT CORP. (the "Company"), hereby appoints Kim N. Hart, President and a director of the Company, or failing him, Anne Kennedy, Secretary and a director of the Company, or alternatively, ________________________, as proxyholder, to attend the Annual General Meeting of the Company to be held on Friday, February 22, 2002 and at any adjournment thereof and to vote the shares in the capital of the Company held by the undersigned with respect to the matters set forth below as follows:

1. Appointment of Loewen Stronach & Co., Chartered Accountants, as auditors and authorizing the directors to fix the remuneration to be paid to the auditors.

   VOTE FOR _____ WITHHOLD VOTE _____

2. Fixing the number of directors for the ensuing year at ten.

   IN FAVOUR _____ AGAINST _____

3. Election of the Board of Directors as follows:

Kim N. Hart	Vote For ________	Withhold Vote ________
Donald R. Harris	Vote For ________	Withhold Vote ________
Anne Kennedy	Vote For ________	Withhold Vote ________
Steven S. Marette	Vote For ________	Withhold Vote ________
Peter Morgana	Vote For ________	Withhold Vote ________
Walter Wolff	Vote For ________	Withhold Vote ________
Michael D. Bennett	Vote For ________	Withhold Vote ________
Alan Weinrib	Vote For ________	Withhold Vote ________
Jeff Grant	Vote For ________	Withhold Vote ________
Walter Davidson	Vote For ________	Withhold Vote ________

4. Authorizing the directors to grant directors, officers, employees and permitted consultants options to purchase common shares in the Company without further shareholder approval.

IN FAVOUR _____ AGAINST _____

5. Authorizing the directors to establish Stock Option Plan.

IN FAVOUR _____ AGAINST _____

6. Extending by one additional year all existing outstanding warrants of the Company as at August 17, 2001.

IN FAVOUR _____ AGAINST _____

7. Altering the Company's Memorandum to increase the Company's authorized capital by increasing the number of authorized common shares without par value from 58,875,000 to 100,000,000 shares.

IN FAVOUR _____ AGAINST _____

8. Altering the Articles of the Company by adding thereto a Part 26 entitled "Special Rights and Restrictions" in the form submitting to the Meeting.

IN FAVOUR _____ AGAINST

9. Increasing the authorized capital of the Company by creating 100,000,000 Class "A" Preference shares with a par value of $10 each and 100,000,000 Class "B" Preference shares with a par value of $50 each, attaching special rights and restrictions to the Class "A" Preference shares and the Class "B" Preference shares as set out in Part 26 of the Articles of the Company, and altering paragraph 2 of the Memorandum of the Company accordingly.

IN FAVOUR _____ AGAINST

10. With respect to the transaction of such other business as may properly come before the Meeting, as the proxyholder, in their sole discretion, may see fit.

THE UNDERSIGNED HEREBY REVOKES ANY PROXY PREVIOUSLY GIVEN.

DATED this __________ day of __________________________, ________.

____
NAME (Please Print)

____
SIGNATURE

____
Number of Shares Represented
by This Proxy

NOTES

1. The shares represented by this Proxy will be voted or withheld from voting on any poll requested by a shareholder or proxyholder (provided the instructions are certain) or required by virtue of 5% or more of the outstanding shares of the Company being represented by proxies at the Meeting that are to be voted against a matter. If the shareholder or an intermediary holding shares and acting on behalf of an unregistered shareholder has specified a choice with respect to any of the items above by marking an "x" in the space provided for that purpose the shares will be voted on any poll in accordance with that choice. *If no choice is specified, the proxyholder, if nominated by management, intends to vote the shares represented by the proxy as if the shareholder had specified an affirmative vote.* If any amendments or variations to matters identified in the Notice of Meeting are proposed at the Meeting or if any other matters properly come before the meeting, discretionary authority is hereby conferred with respect thereto.

2. A shareholder or an intermediary holding shares and acting on behalf of an unregistered shareholder has the right to appoint a person (who need not be a shareholder) to attend and act on their behalf at the meeting other than the persons named in the proxy as proxyholders. To exercise this right, the shareholder or intermediary must strike out the names of the persons named in the Proxy as proxyholders and insert the name of their nominee in the space provided or complete another proxy.

3. This Proxy will not be valid unless it is dated and signed by the intermediary or by the shareholder or their attorney authorized in writing. In the case of a corporation, this Proxy must be dated and executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

4. To be effective, the Proxy together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof must be deposited with the Company's transfer agent Computershare Trust Company of Canada, of 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the Meeting. or adjournment thereof or deposited with the chairman of the meeting prior to the commencement thereof. Unregistered shareholders who received the Proxy through an intermediary must deliver the Proxy in accordance with the instructions given by such intermediary.

5. This Proxy is solicited on behalf of the management of the Company.

Your name and address are registered as shown.
Please notify Computershare Trust Company of Canada of any change in your address.

SUPPLEMENTAL MAILING LIST RETURN CARD
(National Policy 41)

NOTICE TO SHAREHOLDERS OF SUNGOLD ENTERTAINMENT CORP.

In accordance with National Policy Statement No. 41/Shareholder Communication (the "Policy"), and pursuant to the British Columbia Securities Act and Rules:

a) a registered shareholder may elect annually to have his or her name added to an issuer's supplemental mailing list in order to receive quarterly reports for the issuer's first, second and third fiscal quarters. Registered shareholders will automatically receive a quarterly report for an issuer's fourth fiscal quarter; and

b) a non-registered shareholder may elect annually to have his or her name added to an issuer's supplemental mailing list in order to receive quarterly reports for the issuer's first, second and third quarters. Non-registered shareholders entitled to receive an issuer's audited annual financial statements, pursuant to the Policy, will receive a quarterly report for an issuer's fourth fiscal quarter.

In anticipation of the ability to use electronic methods for communication between issuers and their shareholders, we are requesting that you provide us with your fax number and/or e-mail address. Please also indicate your preferred method of communication.

- -

SUNGOLD ENTERTAINMENT CORP.

The undersigned certifies that he/she is the owner of securities (other than debt instruments) of the company, and request that he/she be placed on the company's Supplemental Mailing List in respect of its quarterly financial statements.

____
Name - Please print

____
Address

____
City/Prov/Postal Code

____
Email Address

____
Signature Dated

Please complete and return this card to:
Computershare Investor Services Inc.
510 Burrard Street, Vancouver, BC V6C 3B9